Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

SOCIETAL CDMO, INC.

at

$1.10 per share, in cash, without interest and less any applicable tax withholding by

CANE MERGER SUB, INC.

a wholly owned subsidiary of

CORERX, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE FOLLOWING 11:59 P.M., EASTERN TIME, ON APRIL 5, 2024 (THE “EXPIRATION DATE”) UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Cane Merger Sub, Inc., a Pennsylvania corporation (“Purchaser”) and a wholly owned subsidiary of CoreRx, Inc., a Florida corporation (“Parent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Societal CDMO, Inc., a Pennsylvania corporation (“SCTL” or the “Company”), at a purchase price of $1.10 per Share in cash, without interest, subject to any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and in the related Letter of Transmittal (together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 28, 2024, by and among Parent, Purchaser and SCTL (as it may be amended from time to time, the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into SCTL, without a vote of SCTL’s shareholders in accordance with Section 321(f) of the Pennsylvania Business Corporation Law of 1988 (the “PBCL”), with SCTL continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held by SCTL (including Shares held in the treasury of SCTL), (ii) owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or Purchaser, (iii) irrevocably accepted for payment in the Offer or (iv) held by a holder who is entitled to and properly demands appraisal rights under Subchapter D of Chapter 15 of the PBCL and, as of the Effective Time, has neither effectively withdrawn nor lost his, her or its rights to such appraisal and payment under the PBCL (clause (iv), the “Dissenting Shares,” and clauses (i) through (iv), collectively, the “Excluded Shares”)), will be converted into the right to receive the Offer Price, without interest, less any applicable tax withholding (the “Merger Consideration”). As a result of the Merger, SCTL will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.

Under no circumstances will interest be paid on the purchase price for the Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making payment for the Shares.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions, the Minimum Condition (as defined below in Section 15 — “Conditions to the Offer”) and other customary conditions as set forth in this Offer to Purchase. See Section 15 — “Conditions to the Offer.” There is no financing condition to the Offer.

After careful consideration, the board of directors of SCTL (the “SCTL Board”) unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the “Transactions”), are advisable, fair to, and in the best interest of SCTL and its shareholders, (ii) authorized and approved the execution, delivery and performance by SCTL of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved that the Merger will be effected under Section 321(f) of the PBCL, and (iv) resolved to recommend that the shareholders of SCTL accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In connection with the execution of the Merger Agreement, Parent and Purchaser have entered into Tender and Support Agreements with the directors and executive officers of SCTL and certain of their affiliates, along with certain other SCTL shareholders, including First Light Asset Management (collectively, the “Supporting Shareholders,” and each, a “Supporting Shareholder”), solely in their respective capacities as shareholders of SCTL, who collectively held shares representing approximately 25.5% of the voting power represented by the issued and outstanding Shares as of February 25, 2024 (the “Tender and Support Agreements”). Each Tender and Support Agreement provides, among other things, that the Supporting Shareholders will (i) tender all of the Shares held by such Supporting Shareholder in the Offer; (ii) vote against other proposals that may impede, delay, postpone, interfere with, or prevent the consummation of the Offer or Merger; and (iii) agree to certain other restrictions on such shareholder’s ability to take actions with respect to SCTL and its Shares, including, subject to certain exceptions, to transfer such Shares.

A summary of the principal terms and conditions of the Offer is provided herein under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Shareholders Call (Toll-Free): (866) 342-4883

Banks and Brokers Call: (212) 269-5550

Email: SCTL@dfking.com

March 11, 2024

IMPORTANT

If you wish to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”), which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and any other required documents to Broadridge Corporate Issuer Solutions, LLC, the depositary and paying agent for the Offer (the “Depositary and Paying Agent”), or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the expiration of the Offer or (b) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that these institutions may establish their own earlier deadline for tendering Shares in the Offer. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit your nominee to tender your Shares by the Expiration Date.

Questions and requests for assistance should be directed to the Information Agent (as defined in the “Summary Term Sheet”) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, and any other material related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information and you should read both carefully and in their entirety before making any decision with respect to the Offer.

NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE RELATED LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

i

SUMMARY TERM SHEET

The information contained in this Summary Term Sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”), the associated Letter of Transmittal (the “Letter of Transmittal”) and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. This Summary Term Sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning SCTL contained in this Summary Term Sheet and elsewhere in this Offer to Purchase has been provided by SCTL to Parent and Purchaser or has been taken from, or is based upon, publicly available documents or records of SCTL on file with the SEC or other public sources as of the date hereof. Parent and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	Subject to certain conditions, including the satisfaction of the Minimum Condition (as described in Section 15 — “Conditions to the Offer”), all outstanding shares of common stock, par value $0.01 per share, of SCTL.

Price Offered Per Share (“Offer Price”)	$1.10, per Share in cash, without interest, subject to any applicable withholding of taxes.

Scheduled Expiration of Offer	One minute following 11:59 p.m., Eastern Time, on April 5, 2024, unless the Offer is extended or earlier terminated in accordance with the Merger Agreement (as defined below).

Purchaser	Cane Merger Sub, Inc., a Pennsylvania corporation and wholly owned subsidiary of Parent.

SCTL Board Recommendation	The SCTL Board unanimously resolved to recommend that SCTL shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The following are some questions you, as a shareholder of SCTL, may have, and answers to those questions. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the related Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at its address and telephone number, as set forth on the back cover of this Offer to Purchase. Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent.

Who is offering to purchase my Shares?

Cane Merger Sub, Inc., a Pennsylvania corporation and a wholly owned subsidiary of Parent, is offering to buy each issued and outstanding Share in exchange for the Offer Price.

See the “Introduction” to this Offer to Purchase and Section 8—“Certain Information Concerning Parent, Purchaser and Certain Related Persons.”

What are the classes and amounts of securities sought in the Offer?

Purchaser is offering to purchase all of the issued and outstanding Shares of SCTL on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to this offer and “Share” to refer to each share of SCTL common stock.

See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

Why is Purchaser making the Offer?

We are making the Offer because Parent wants to acquire control of, and ultimately the entire equity interest in, SCTL. If the Offer is consummated, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated February 28, 2024, by and among Parent, Purchaser and SCTL (as it may be amended from time to time, the “Merger Agreement”) and in accordance with the relevant provisions of the PBCL and other applicable legal requirements, Purchaser will be merged with and into SCTL (the “Merger”), with SCTL surviving the Merger. In addition, Parent will cause the Shares to be delisted from the Nasdaq Capital Market (“Nasdaq”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger, and SCTL will cease to be a publicly traded company.

See Section 12—“Purpose of the Offer; Plans for SCTL.”

Who can participate in the Offer?

The Offer is open to all holders and beneficial owners of the Shares.

How much is Purchaser offering to pay and what is the form of payment?

Purchaser is offering to pay $1.10 per Share in cash, without interest, less any applicable tax withholding.

Will I have to pay any fees or commissions?

If you are the record holder of your Shares (i.e., a stock certificate or uncertificated stock in book-entry form has been issued to you) and you directly tender your Shares to us through the Depositary and Paying Agent, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

See the “Introduction,” Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and SCTL have entered into an Agreement and Plan of Merger, dated as of February 28, 2024 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following the consummation of the Offer, the Merger. If the Minimum Condition (as defined in Section 15—“Conditions to the Offer”) and the other conditions to the Offer are satisfied or waived and we consummate the Offer, we intend to effect the Merger as soon as practicable in accordance with Section 321(f) of the Pennsylvania Business Corporation Law (the “PBCL”) without a vote of the holders of the Shares.

The Merger will become effective upon the filing of a statement of merger (the “Statement of Merger”) with the Pennsylvania Department of State in accordance with the PBCL, or a later day and time as may be agreed in writing by the parties and specified in the Statement of Merger. We refer to the time and day the Merger becomes effective as the “Effective Time.”

See Section 11—“The Merger Agreement; Other Agreements” and Section 15—“Conditions to the Offer,”

Will Purchaser have the financial resources to make the payments required by the Merger Agreement?

Yes. We estimate that we will need approximately $183 million to purchase all of the Shares pursuant to the Offer, complete the Merger, pay off certain existing indebtedness of SCTL and make the other payments we are required to make under the Merger Agreement. Parent will provide us with sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer. Parent expects to fund the Offer and the Merger through a variety of sources, including available cash and debt financing contemplated by an amended and restated debt commitment letter dated March 8, 2024 (the “Debt Commitment Letter”), between Parent and Oaktree Capital Management, L.P. (“Oaktree”). Pursuant to the Debt Commitment Letter, Oaktree committed to provide, subject to the terms and conditions set forth therein, to Purchaser debt financing in an aggregate principal amount of $100.0 million to finance the transactions contemplated by the Merger Agreement, pay off certain existing indebtedness of SCTL and Parent and pay related fees and expenses. No alternative financing arrangements or alternative financing plans have been made. The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance or fund the purchase of the Shares pursuant to the Offer.

See Section 9—“Source and Amount of Funds.”

Is Purchaser’s financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think Purchaser’s financial condition is relevant to your decision to tender Shares in the Offer because:

•	the Offer is being made for all issued and outstanding Shares solely for cash;

•

through Parent, we will have sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and, if we consummate the Offer and the Merger, all Shares converted into the right to receive the Offer Price in the Merger; and

•	the Offer and the Merger are not subject to any financing condition.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute following 11:59 p.m., Eastern Time, on April 5, 2024, which is the date that is 20 business days after the commencement of the Offer (the “Expiration Date”), unless Purchaser has extended the Offer pursuant to and in accordance with the Merger Agreement (in which event the “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire) or the Offer is earlier terminated pursuant to and in accordance with the Merger Agreement. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that these institutions may establish their own earlier deadline for tendering Shares in the Offer. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit your nominee to tender your Shares by the Expiration Date. The time of acceptance for payment by Purchaser of all Shares validly tendered and not validly withdrawn in the Offer pursuant to and subject to the conditions of the Offer is referred to as the “Offer Acceptance Time.”

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Does Parent already beneficially own Shares?

As of March 8, 2024, none of Parent, Purchaser or their respective associates or affiliates owned any Shares. Parent and Purchaser may, however, be deemed to beneficially own (within the meaning of Rule 13d-3 under the Exchange Act) 26,936,349 Shares, or approximately 25.5% of the outstanding Shares as of such date, as a result of certain voting rights granted pursuant to the Tender and Support Agreements (as defined below).

See Section 11 — “The Merger Agreement; Other Agreements —Tender and Support Agreements.”

Have any shareholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. On February 28, 2024, in connection with the execution and delivery of the Merger Agreement, Parent and Purchaser have entered into Tender and Support Agreements with the directors and executive officers of SCTL and certain of their affiliates, along with certain other SCTL shareholders, including First Light Asset Management (collectively, the “Supporting Shareholders,” and each, a “Supporting Shareholder”), solely in their respective capacities as shareholders of SCTL, who collectively held shares representing approximately 25.5% of the voting power represented by the issued and outstanding Shares as of February 25, 2024 (the “Tender and Support Agreements”). The Tender and Support Agreements provide, among other things, that each Supporting Shareholder will (i) tender all of the Shares held by such Supporting Shareholder in the Offer; (ii) vote against other proposals that may impede, delay, postpone, interfere with, or prevent the consummation of the Offer or the Merger, if applicable; and (iii) agree to certain other restrictions on such shareholder’s ability to take actions with respect to SCTL and such shareholder’s Shares, including, subject to certain exceptions, to transfer such Shares.

Can the Offer be extended and under what circumstances?

Yes, the Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides:

(i)

if, at the scheduled Expiration Date, any Offer Condition (as defined in Section 15 — “Conditions to the Offer”) has not been satisfied (subject to the right of Parent or Purchaser to waive any Offer Condition, other than the Minimum Condition, the Termination Condition, the Regulatory Condition or the Order Condition (each as defined in Section 15 — “Conditions to the Offer”)), Purchaser will, and Parent will cause Purchaser to, extend the Offer on one or more occasions (in consecutive increments), for an additional period of up to ten business days each (or such longer period as may be requested by SCTL), to permit such Offer Condition to be satisfied; and

(ii)

Purchaser will (and Parent will cause Purchaser to) extend the Offer from time to time for any period required by any law, any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer.

Notwithstanding clauses (i) and (ii) above, Purchaser is not required to extend the Offer beyond the earlier to occur of (i) the valid termination of the Merger Agreement and (ii) the first business day following August 28, 2024.

See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer and Section 15—“Conditions to the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary and Paying Agent of any extension and will make a public announcement of the extension no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date. See Section 1—“Terms of the Offer.”

What are the most significant conditions to the Offer?

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of a number of conditions by the scheduled Expiration Date of the Offer, including, among other conditions:

•	the Minimum Condition (as defined below in Section 15 — “Conditions to the Offer”);

•	the Representations Condition (as defined below in Section 15 — “Conditions to the Offer”);

•	the Covenants Condition (as defined below in Section 15 — “Conditions to the Offer”);

•	the absence of a Material Adverse Effect Condition (as defined below in Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement”);

•	the Regulatory Condition (as defined below in Section 15 — “Conditions to the Offer”);

•	the Order Condition (as defined below in Section 15 — “Conditions to the Offer”); and

•	the Termination Condition (as defined below in Section 15 — “Conditions to the Offer”).

The above Offer Conditions are further described, and other Offer Conditions are described, below in Section 15 — “Conditions to the Offer.” The Offer is not subject to any financing condition. See Section 15—“Conditions to the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (a) tender your Shares in the Offer by delivering a completed and signed Letter of Transmittal, with any required signature guarantees, and any other documents required by the Letter of Transmittal, to the Depositary and Paying Agent or (b) tender your Shares by following the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, no later than the Expiration Date.

If you hold Shares in “street” name through a broker, dealer, commercial bank, trust company or other nominee, your Shares can be tendered by your broker, dealer, commercial bank, trust company or other nominee through the Depositary and Paying Agent. You must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

We are not providing for guaranteed delivery procedures. Therefore, SCTL shareholders must allow sufficient time for the necessary tender procedures to be completed prior to the Expiration Date. In addition, for SCTL shareholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary and Paying Agent prior to the Expiration Date.

SCTL shareholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary and Paying Agent after the Expiration Date will be disregarded and of no effect.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

If I accept the Offer, how will I get paid?

If the Offer Conditions are satisfied and we accept your validly tendered Shares for payment, payment will be promptly made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary and Paying Agent, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting payments, subject to any tax withholding required by applicable law, to tendering shareholders whose Shares have been accepted for payment.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time prior to one minute following 11:59 p.m., Eastern Time, on April 5, 2024, unless we extend the Offer pursuant to the Merger Agreement (i.e., the Expiration Date). In addition, pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Shares may also be withdrawn at any time after May 10, 2024, which is the 60th day after the date of the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer.

See Section 4—“Withdrawal Rights.”

How do I validly withdraw previously tendered Shares?

To validly withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary and Paying Agent prior to the Expiration Date. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares in a timely manner prior to the Expiration Date. See Section 4—“Withdrawal Rights.”

Will there be a subsequent offering period?

No. A subsequent offering period for the Offering is not contemplated.

What does the SCTL Board think of the Offer?

After careful consideration, the SCTL Board unanimously (i) determined that the Merger Agreement and the Transactions, are advisable, fair to, and in the best interest of SCTL and its shareholders, (ii) authorized and approved the execution, delivery and performance by SCTL of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved that the Merger will be effected under Section 321(f) of the PBCL, and (iv) resolved to recommend that the shareholders of SCTL accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with SCTL.”

A more complete description of the reasons for the SCTL Board’s approval of the Offer and the Merger will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed by SCTL with the SEC and mailed to all SCTL shareholders.

If the Offer is completed, will SCTL continue as a public company?

No. We expect to complete the Merger as soon as practicable following the consummation of the Offer. Once the Merger takes place, SCTL will become a wholly owned subsidiary of Parent. Following the Merger, we will cause the Shares to be delisted from Nasdaq and deregistered under the Exchange Act. See Section 13—“Certain Effects of the Offer.”

Will a meeting of SCTL shareholders be required to approve the Merger?

No. If we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure the adoption of the Merger Agreement without any vote of the Company’s shareholders under Section 321(f) of the PBCL to complete the Merger. As required by Section 321(f) of the PBCL, the Merger Agreement provides that the Merger will be effected as soon as practicable following the consummation of the Offer.

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we consummate the Offer, and accordingly acquire a majority of the outstanding Shares in accordance with Section 321(f) of the PBCL, then, in accordance with the terms of the Merger Agreement, and subject to the satisfaction or waiver of the conditions to the Merger as described in Section 1—“Terms of the Offer,” we will complete the Merger as soon as practicable pursuant to applicable sections of the PBCL without a vote of the holders of the Shares. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted without the prior written consent of SCTL) to accept the Shares for purchase in the Offer, nor will we consummate the Merger. See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer.

Under the applicable provisions of the Merger Agreement, the Offer and the PBCL, if we complete the Offer, SCTL shareholders who have not tendered their Shares in the Offer (a) will not be required to vote on the adoption of the Merger Agreement, (b) will be entitled to appraisal rights under Subchapter D of Chapter 15 of the PBCL in connection with the Merger with respect to any Shares not tendered in the Offer and (c) will, upon consummation of the Merger, if they do not validly exercise appraisal rights under the PBCL, have their Shares converted into the right to receive the Offer Price (the “Merger Consideration”), without interest and less any required withholding taxes.

See Section 11—“The Merger Agreement; Other Agreements,” Section 12—“Purpose of the Offer; Plans for SCTL—Merger Without a Shareholder Vote” and Section 16—“Certain Legal Matters; Regulatory Approvals; Appraisal Rights.”

If I decide not to tender my Shares, how will the Offer affect my Shares?

If the Offer is consummated and the conditions to the Merger described in Section 11—“The Merger Agreement; Other Agreements” are satisfied or waived, the Merger will be consummated as soon as practicable following the Offer Acceptance Time in accordance with the terms of the Merger Agreement and without a vote by the SCTL shareholders, and at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other the Excluded Shares) will be converted into the right to receive the Offer Price, without interest and less any applicable tax withholding. Therefore, if the Merger takes place, the principal differences to you between tendering your Shares and not tendering your Shares are that, if you tender your Shares, you may be paid earlier and no appraisal rights will be available to you if you tender your Shares. Because the Merger will be effected under Section 321(f) of the PBCL, assuming the requirements of Section 321(f) of the PBCL are met, no shareholder vote to adopt the Merger Agreement or any other action by the shareholders of SCTL will be required in connection with the Merger. Upon consummation of the Merger, there will no longer be any public market for the Shares, and SCTL will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies.

See the “Introduction” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On February 28, 2024, the last full trading day before the public announcement of the execution of the Merger Agreement, the closing sale price per Share reported on Nasdaq was $0.46 per Share. On March 8, 2024 the last full trading day before the commencement of the Offer, the reported closing sale price on Nasdaq was $1.08 per Share. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares.

See Section 6—“Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, SCTL shareholders whose Shares have not been purchased by Purchaser pursuant to the Offer will be entitled to appraisal rights under Subchapter D of Chapter 15 of the PBCL. Shareholders must properly and validly demand their right to seek appraisal under the PBCL in connection with the Merger in order to exercise appraisal rights. From and after the Effective Time, Shares held by SCTL shareholders who are entitled to demand and have properly and validly demanded their appraisal rights in compliance in all respects with Subchapter D of Chapter 15 of the PBCL will no longer be outstanding and will automatically be canceled and cease to exist, and each holder of any such Shares will cease to have any rights with respect thereto, other than the right to receive an amount as may be determined pursuant to Subchapter D of Chapter 15 of the PBCL.

A more detailed discussion of appraisal rights can be found in Section 16—“Certain Legal Matters; Regulatory Approvals; Appraisal Rights.” In addition, the Schedule 14D-9 will include a more fulsome discussion regarding your statutory appraisal rights and directing the SCTL shareholders to a publicly available electronic resource at which Chapter 15, Subchapter D of the PBCL may be accessed without subscription or cost.

Can holders of stock options and restricted stock units participate in the Offer?

The Offer is being made only for Shares and not for outstanding options to purchase Shares (“SCTL Options”) or restricted stock units with respect to Shares (“SCTL RSUs,” and together with the SCTL Options, the “SCTL Awards”). Holders of outstanding SCTL Options and SCTL RSUs may not participate in the Offer with respect to such awards. If you hold unexercised SCTL Options and you wish to participate in the Offer, you must exercise your SCTL Options (to the extent they are exercisable) in accordance with the terms of the award agreement and tender such Shares received upon the exercise in accordance with the terms of the Offer. Any such exercise should be completed sufficiently in advance of the Expiration Date to ensure the holder of such outstanding SCTL Option will have sufficient time to comply with the procedures for tendering Shares described below in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

See Section 11—“The Merger Agreement; Other Agreements —Treatment of SCTL Awards” for a description of the treatment of SCTL Options and SCTL RSUs in the Merger.

What will happen to my outstanding SCTL Options and SCTL RSUs in the Merger?

Pursuant to the Merger Agreement, except as otherwise agreed between Parent and the holder of the relevant SCTL Awards in writing:

•

At the Effective Time, each SCTL Option, whether vested or not, that is outstanding immediately prior to the Effective Time, and which has an exercise price per Share that is less than $1.10 (each, an “In-the-Money Option”), will be cancelled and converted into the right to receive an amount in cash (without interest and less any required withholding tax) equal to the product of (i) the total number of Shares subject to such In-the-Money Option immediately prior to the Effective Time multiplied by the excess of (A) the Offer Price minus (B) the exercise price payable per Share of such In-the-Money Option.

•

At the Effective Time, each SCTL Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time, and which has an exercise price per Share that is greater than or equal to $1.10 (each, an “Out-of-the-Money Option”), will be cancelled for no consideration therefor.

•

At the Effective Time, each SCTL RSU, whether vested or unvested, that is outstanding immediately prior to the Effective Time, will be cancelled and automatically convert into the right of the holder thereof to receive an amount in cash (without interest and less any required withholding tax) equal to (i) the total number of Shares issuable in settlement of such SCTL RSU immediately prior to the Effective Time multiplied by (ii) the Offer Price.

See Section 11—“The Merger Agreement; Other Agreements —Treatment of SCTL Awards.”

What will happen to my SCTL Warrants in the Offer and the Merger?

Pursuant to the Merger Agreement, at the Effective Time, to the extent permitted by its terms, each warrant to purchase Shares (each, an “SCTL Warrant”) that has a per Share exercise price that is less than the Merger Consideration (other than the Pre-Funded Warrants (as defined below)) (each, an “In-the-Money Warrant”) that is outstanding and unexercised as of immediately prior to the Effective Time will be cancelled without any consideration payable (whether in the form of cash or otherwise) therefor. Each SCTL Warrant that has a per Share exercise price that is equal to or more than the Merger Consideration (each, an “Out-of-the-Money Warrant”) that is then outstanding as of immediately prior to the Effective Time will be canceled without any consideration payable (whether in the form of cash or otherwise) therefor. SCTL has agreed to use commercially reasonable efforts to cause the holder(s) of each outstanding SCTL Warrant that is set forth on the confidential disclosure letter provided by SCTL to Parent and Purchaser in connection with the signing of the Merger Agreement (a “Pre-Funded Warrant”) to execute warrant cancellation agreements pursuant to which each such Pre-Funded Warrant will be cancelled immediately prior to and contingent upon the Closing (as defined below) and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to such Pre-Funded Warrant immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (1) the Offer Price minus (2) the exercise price payable per Share under such Pre-Funded Warrant, which amount shall be paid in accordance with the terms of the Merger Agreement.

See Section 11—“The Merger Agreement; Other Agreements —Treatment of SCTL Warrants.”

Will selling my Shares in the Offer or the Merger have U.S. federal income tax consequences?

If you are a U.S. Holder (as defined in Section 5—“Certain Material United States Federal Income Tax Considerations”), the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction. In general, you will recognize gain or loss equal to the difference between your adjusted tax basis in your Shares and the amount of cash you receive for those Shares. If you are a Non-U.S. Holder (as defined in Section 5—“Certain Material United States Federal Income Tax Considerations”), you will generally not be subject to United States federal income tax on your receipt of cash in exchange for your Shares pursuant to the Offer or the Merger. You should consult your tax advisor about the particular tax consequences to you of tendering your Shares.

See Section 5—“Certain Material United States Federal Income Tax Considerations” for a further discussion of certain material United States federal income tax considerations of the Offer and the Merger.

Whom should I call if I have questions about the Offer?

You may call D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”) toll free at (866) 342-4883. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Societal CDMO, Inc.:

Cane Merger Sub, Inc., a Pennsylvania corporation (“Purchaser”) and a wholly owned subsidiary of CoreRx, Inc., a Florida corporation (“Parent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Societal CDMO, Inc., a Pennsylvania corporation (“SCTL” or the “Company”), at a price of $1.10 per Share, in cash, without interest, subject to any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and in the related Letter of Transmittal (together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 28, 2024, by and among Parent, Purchaser and SCTL (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Purchaser will be merged with and into SCTL (the “Merger”) in accordance with Section 321(f) of the Pennsylvania Business Corporation Law (the “PBCL”) without a vote of the holders of the Shares, with SCTL continuing as the surviving corporation of the Merger and thereby becoming a wholly owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held by SCTL (including Shares held in the treasury of SCTL), (ii) owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or Purchaser, (iii) irrevocably accepted for payment in the Offer or (iv) held by a holder who is entitled to and properly demands appraisal rights under Subchapter D of Chapter 15 of the PBCL and, as of the Effective Time, has neither effectively withdrawn nor lost his or her rights to such appraisal and payment under the PBCL (clause (iv), the “Dissenting Shares”) and, clauses (i) through (iv) collectively, the “Excluded Shares”)), will be converted into the right to receive the Offer Price, without interest, less any applicable tax withholding (the “Merger Consideration”). As a result of the Merger, SCTL will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.

The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of the SCTL Warrants, SCTL RSUs (as defined below) and SCTL Options in the Merger.

Tendering shareholders who are record owners of their Shares and who tender directly to Broadridge Corporate Issuer Solutions, LLC, the depositary and paying agent for the Offer (the “Depositary and Paying Agent”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

After careful consideration, the board of directors of SCTL (the “SCTL Board”) unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the “Transactions”), are advisable, fair to, and in the best interest of SCTL and its shareholders, (ii) authorized and approved the execution, delivery and performance by SCTL of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved that the Merger will be effected under Section 321(f) of the PBCL, and (iv) resolved to recommend that the shareholders of SCTL accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

SCTL will file its Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC and disseminate the Schedule 14D-9 to holders of Shares in connection with the Offer. The Schedule

14D-9 will include a more complete description of the SCTL Board’s reasons for authorizing and approving the

Merger Agreement and the Transactions. Therefore shareholders of SCTL are encouraged to review the Schedule 14D-9 carefully and in its entirety.

SCTL has advised Parent that, as of the close of business on March 6, 2024, the most recent practicable date, there were (a) 105,690,922 Shares issued and outstanding, (b) 815,639 Shares issuable upon the exercise of outstanding In-the-Money Options, (c) 6,872,123 Shares underlying outstanding SCTL RSUs, and (d) 6,210,000 Shares underlying outstanding In-the-Money Warrants.

Pursuant to the Merger Agreement, until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation, the directors of Purchaser immediately prior to the Effective Time will be, from and after the Effective Time, the initial directors of the Surviving Corporation, and the officers of Purchaser immediately prior to the Effective Time will be, from and after the Effective Time, the initial officers of the Surviving Corporation.

If Purchaser consummates the Offer and the conditions to the Merger specified in the Merger Agreement are satisfied or waived, Purchaser will consummate the Merger in accordance with Section 321(f) of the PBCL as soon as practicable without a vote of the holders of the Shares.

Certain material U.S. federal income tax considerations that are relevant to the sale of Shares for cash pursuant to the Offer or the Merger are described in Section 5—“Certain Material United States Federal Income Tax Considerations.”

Under the applicable provisions of the Merger Agreement, the Offer and the PBCL, SCTL shareholders will be entitled to appraisal rights under Pennsylvania law in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with Subchapter D of Chapter 15 of the PBCL. SCTL shareholders must properly and validly demand their right to seek appraisal under the PBCL in connection with the Merger in order to exercise appraisal rights. See Section 16—“Certain Legal Matters; Regulatory Approvals; Appraisal Rights.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will irrevocably accept for payment and thereafter pay for all Shares validly tendered prior to the Expiration Date (as defined below) and not validly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Date” means one minute following 11:59 p.m., Eastern Time, on April 5, 2024, which is the date that is 20 business days following the commencement of the Offer, unless Purchaser has extended the Offer pursuant to and in accordance with the Merger Agreement (in which event the “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire). The time of acceptance for payment by Purchaser of all Shares validly tendered and not validly withdrawn in the Offer pursuant to and subject to the conditions of the Offer is referred to as the “Offer Acceptance Time.” The Offer is subject to the Offer Conditions set forth in Section 15 — “Conditions to the Offer,” including, but not limited to, the Minimum Condition.

Pursuant to the terms of the Merger Agreement, if, at the scheduled Expiration Date, any Offer Condition is not satisfied or, if permitted by the Merger Agreement, waived, then Purchaser is required to extend the Offer on one or more occasions for additional periods of up to ten business days per extension in order to permit the satisfaction of such Offer Condition(s). In addition, Purchaser is required to extend the Offer from to time for any period required by applicable law, any interpretation or position of the SEC or its staff or the Nasdaq or its staff, in each case, applicable to the Offer.

In no event will Purchaser (i) be required to extend the Offer to a date beyond the earlier to occur of (the “Extension Deadline”) (x) the valid termination of the Merger Agreement and (y) the first business day immediately following August 28, 2024; or (ii) be permitted to extend the offer beyond the Extension Deadline without the prior written consent of SCTL.

Purchaser has the right to (a) increase the Offer Price, (b) waive any Offer Condition other than the Minimum Condition, the Termination Condition, the Order Condition or the Regulatory Condition and (c) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. However, without SCTL’s prior written consent, Purchaser is not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose any conditions or requirements to the Offer other than the Offer Conditions, (v) amend or modify any of the Offer Conditions in a manner that adversely affects, or could reasonably be expected to adversely affect, any holder of Shares or that could, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions, (vi) amend, modify, change or waive the Minimum Condition, the Termination Condition, the Order Condition or the Regulatory Condition, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, except as described in Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Extensions of the Offer,” (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act, or (ix) take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 321(f) of the PBCL.

If we make a material change to the terms of the Offer or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials, in each case, to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and that if material changes are made with respect to information that approaches the significance of the price and the percentage of securities sought (including, for the avoidance of doubt, a change in price or percentage of securities sought), a minimum of ten business days generally is required to allow adequate dissemination and investor response.

If, prior to the Expiration Date, Purchaser increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement of the extension, termination or amendment, and any announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date, and we will notify the Depositary and Paying Agent of any extension. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and any applicable rules and regulations of the SEC, not to accept for payment any Shares if, as of immediately prior to the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15—“Conditions to the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11—“The Merger Agreement; Other Agreements —The Merger Agreement—Termination.”

As soon as practicable following the Offer Acceptance Time, in accordance with the terms of the Merger Agreement, we will complete the Merger in accordance with Section 321(f) of the PBCL without a vote of the holders of the Shares. The Merger will become effective upon the filing of a statement of merger (the “Statement of Merger”) with respect to the Merger with the Pennsylvania Department of State in accordance with the PBCL, or a later time and day as may be agreed in writing by the parties and specified in the Statement of Merger. We refer to the time and day the Merger becomes effective as the “Effective Time.”

SCTL has provided us with its shareholder list and security position listings for the purpose of disseminating this Offer to Purchase, the Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase, the Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the shareholder list of SCTL as of March 11, 2024 provided to us by SCTL and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose nominees, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the satisfaction or waiver (to the extent waivable by Parent or Purchaser) of the Offer Conditions set forth in Section 15—“Conditions to the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will, and Parent will cause Purchaser to, accept for payment, and pay for, all of the Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, as applicable, and with the Merger Agreement, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 1—“Terms of the Offer.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after (a) timely receipt by the Depositary and Paying Agent of Share Certificates after the Expiration Date or timely confirmation of a book-entry transfer of such Shares (“Book-Entry Confirmations”) into the Depositary and Paying Agent’s account at The Depository Trust Company (the “DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when the Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary and Paying Agent. Under no circumstances will interest be paid on the Offer Price for any Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and Paying Agent and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing an Agent’s Message generated by a computer terminal maintained at the Depositary and Paying Agent’s office.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives written notice to the Depositary and Paying Agent of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms set forth in the Merger Agreement and subject to the Offer Conditions, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary and Paying Agent, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting payments to tendering shareholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary and Paying Agent may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may only be withdrawn to the extent that tendering shareholders are entitled to withdrawal rights as described below under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary and Paying Agent’s account at DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a shareholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Share Certificates evidencing tendered Shares must be received by the Depositary and Paying Agent at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary and Paying Agent, in each case prior to the Expiration Date.

If you hold Shares in “street” name through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

Book-Entry Transfer. The Depositary and Paying Agent will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Paying Agent’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other required documents, or an Agent’s Message in lieu of the Letter of Transmittal and such other documents, must, in any case, be received by the Depositary and Paying Agent at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary and Paying Agent.

No Guaranteed Delivery. We are not providing for guaranteed delivery procedures. Therefore, SCTL shareholders must allow sufficient time for the necessary tender procedures to be completed prior to the Expiration Date. In addition, for SCTL shareholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary and Paying Agent prior to the Expiration Date. SCTL shareholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary and Paying Agent after the Expiration Date will be disregarded and of no effect.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•

the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of Shares) of Shares tendered therewith, unless the registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•

Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively, “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If Shares are registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or Shares not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificates submitted after the Expiration Date must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Share Certificate, with the signature(s) on the Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after (a) timely receipt by the Depositary and Paying Agent of Share Certificates for such Shares or a Book-Entry Confirmation pursuant to the procedures set forth in this Section 3, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary and Paying Agent.

The method of delivery of the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and the risk of the tendering shareholder and the delivery will be deemed made only when actually received by the Depositary and Paying Agent (including, in the case of book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that the shareholder has the full power and authority to tender and assign Shares tendered, as specified in the Letter of Transmittal or the Book-Entry Confirmation, as applicable, and that when accepted for payment, we will acquire good, marketable and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares by any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Parent, Purchaser, SCTL, the Depositary and Paying Agent, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment as Proxy. By executing the Letter of Transmittal, the tendering shareholder will irrevocably appoint designees of Purchaser as the shareholder’s proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the shareholder’s rights with respect to Shares tendered by the shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. The appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by the shareholder as provided herein. Upon appointment:

•	all such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares;

•	all prior powers of attorney, proxies and consents given by the shareholder with respect to such Shares or other securities or rights will, without further action, be revoked;

•	no subsequent powers of attorney, proxies, consents or revocations may be given by the shareholder (and, if given, will not be deemed effective); and

•

the designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of SCTL’s shareholders, actions by written consent in lieu of a shareholder meeting or otherwise, as they in their sole discretion deem proper.

Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of shareholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of SCTL’s shareholders.

Stock Options and Other Equity Awards; SCTL Warrants. The Offer is being made only for Shares and not for outstanding SCTL Options, SCTL RSUs, SCTL Warrants (each as defined below) or other equity awards. Holders of outstanding vested SCTL Options or SCTL Warrants may participate in the Offer only if they first exercise such SCTL Options or SCTL Warrants, to the extent they are exercisable, in accordance with the terms of the applicable SCTL equity plan, agreement or arrangement, and tender the Shares, if any, issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to ensure that the holder of such outstanding SCTL Options or SCTL Warrants will have sufficient time to comply with the procedures for tendering Shares described in this Section 3.

Information Reporting and Backup Withholding. Payments made to shareholders of SCTL in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 24%). To avoid backup withholding, any shareholder that is a U.S. person that does not otherwise establish an exemption from U.S. federal backup withholding must provide such shareholder’s correct taxpayer identification number and certain other information on a properly completed and duly executed Internal Revenue Service (“IRS”) Form W-9, a copy of which will be included in the Letter of Transmittal. Any shareholder that is not a U.S. person should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to such shareholder’s exempt foreign status in order to qualify for an exemption from backup withholding. Shareholders that are not U.S. persons should consult their own tax advisors to determine which IRS Form W-8 is appropriate. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund from the IRS or a credit against a shareholder’s U.S. federal income tax liability, if any; provided the required information is timely furnished to the IRS. See Section 5—“Certain Material United States Federal Income Tax Considerations.”

4. Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that if we have not accepted your Shares for payment within 60 days after commencement of the Offer, you may withdraw them at any time after May 10, 2024, the 60th day after commencement of the Offer, until Purchaser accepts your Shares for payment.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary and Paying Agent at one of its addresses set forth on the back cover page of this Offer to Purchase. The notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary and Paying Agent may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of Shares may not be rescinded. Any Shares withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

5. Certain Material United States Federal Income Tax Considerations.

The following summary discusses certain material United States federal income tax considerations for U.S. Holders and Non-U.S. Holders (in each case, as defined below) who tender Shares pursuant to the Offer or who receive the Merger Consideration for their Shares in the Merger. This discussion is based on the Internal Revenue

Code of 1986, as amended (the “Code”), applicable Treasury regulations promulgated under the Code, administrative interpretations, and judicial decisions as in effect as of the date of this Offer to Purchase, all of which may change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made or the conclusions reached in the following summary. No assurance can be given that the IRS will agree with the views expressed herein or that a court will not sustain any challenge by the IRS in the event of litigation.

This discussion assumes that a holder’s Shares that are sold pursuant to the Offer or in the Merger are held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). It does not address all aspects of U.S. federal income taxation that may be relevant to a holder of Shares in light of such holder’s particular circumstances, or to a holder of Shares that is subject to special rules, including, but not limited to:

•	a financial institution or insurance company;

•	a mutual fund;

•	entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes or investors therein;

•	a tax-exempt organization;

•	a dealer or broker in securities;

•	a person whose functional currency is not the U.S. dollar;

•	a former citizen or former long-term resident of the United States;

•	a regulated investment company or real estate investment trust;

•	a shareholder that holds its Shares through individual retirement or other tax-deferred accounts;

•	a trader in securities who elects to apply a mark-to-market method of accounting;

•	a shareholder that holds Shares as part of a hedge, appreciated financial position, straddle, or conversion or integrated transaction;

•	a shareholder that acquired Shares through the exercise of compensatory options or stock purchase plans or otherwise as compensation;

•	a U.S. expatriate or entity covered by the anti-inversion rules under the Code;

•	a person holding Shares as “qualified small business stock” within the meaning of Section 1202 of the Code;

•	a person who actually or constructively owns more than 5% of the Shares;

•	a person who holds both Shares and common stock of Parent; and

•	a person subject to the base erosion and anti-abuse tax.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity or arrangement taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state therein or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (a) that is subject to the primary supervision of a court within the United States and all the substantial decisions of which are controlled by one or more U.S. persons or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of Shares that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. A partner of a partnership holding Shares should consult its tax advisors regarding the tax consequences to it of the tender of Shares pursuant to the Offer.

This discussion is not a complete description of all potential U.S. federal income tax considerations that may be relevant. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address the application of the alternative minimum tax, the Medicare tax on net investment income, or the special tax accounting rules under Section 451(b) of the Code, or any U.S. federal non-income tax or any non-U.S., state or local tax consequences. Accordingly, each holder of Shares should consult its tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences to it of the Offer or the Merger, as applicable, including the application and effect of any U.S. federal, state, local and non-U.S. income, estate, gift and other tax laws to the receipt of cash in exchange for Shares.

U.S. Holders. The sale of Shares for cash by a U.S. Holder pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, non-U.S. and other tax laws. In general, a U.S. Holder will recognize capital gain or loss equal to the difference between its adjusted tax basis in its Shares and the amount of cash received in exchange therefor (determined before the deduction of backup withholding, if any). Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired for the same cost in a single transaction). Such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period in the Shares is more than one year as of the date of the tender of such Shares pursuant to the Offer or the date on which the Merger is consummated, as applicable. Under current law, long- term capital gains recognized by non-corporate taxpayers generally are subject to U.S. federal income tax at preferential rates. The deduction of capital losses is subject to limitations.

Non-U.S. Holders. The sale of Shares for cash by a Non-U.S. Holder pursuant to the Offer or the Merger generally will not be subject to U.S. federal income tax, unless:

•

the gain, if any, on Shares is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if required by applicable income tax treaty, is attributable to the Non-U.S. Holder’s permanent establishment in the United States); or

•	the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of sale and certain other conditions are met.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. Holder (unless an applicable income tax treaty provides otherwise). Additionally, any gain described in the first bullet point above of a Non-U.S. Holder that is a corporation also may be subject to an additional “branch profits tax” at a 30% rate (or lower rate provided by an applicable income tax treaty). A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or a lower rate provided by an applicable income tax treaty) on any capital gain recognized, which may be offset by U.S.-source capital losses recognized in the same taxable year, even though the individual is not considered a resident of the United States, provided that such Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting and Backup Withholding. Proceeds from the sale of Shares pursuant to the Offer or the Merger generally are subject to information reporting, and may be subject to backup withholding at the applicable rate (currently 24%) if the shareholder or other payee fails to provide a valid taxpayer identification number and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of the person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may generally be obtained provided, that the required information is timely furnished to the Internal Revenue Service. See Section 3—”Procedures for Accepting and Tendering Shares—Information Reporting and Backup Withholding.”

6. Price Range of Shares; Dividends.

The Shares trade on Nasdaq under the symbol “SCTL.” The following table sets forth the high and low sale prices per Share for the periods indicated. Share prices are as reported by Nasdaq.

	High	Low
Fiscal Year Ended December 31, 2022
First Quarter	$2.11	$1.47
Second Quarter	$1.80	$0.64
Third Quarter	$1.65	$0.72
Fourth Quarter	$1.84	$1.27
Fiscal Year Ending December 31, 2023
First Quarter	$1.61	$1.05
Second Quarter	$1.15	$0.66
Third Quarter	$1.10	$0.40
Fourth Quarter	$0.46	$0.30
Fiscal Year Ending December 31, 2024
First Quarter (through February 28, 2024)	$0.54	$0.32

On February 28, 2024, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing sale price per Share reported on Nasdaq was $0.46 per Share. On March 8, 2024, the last full day of trading prior to the commencement of the Offer, the closing sale price per Share reported on Nasdaq was $1.08. Shareholders are urged to obtain a current market quotation for Shares.

According to SCTL’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC, SCTL has never declared or paid any cash dividends on the Shares. Under the Merger Agreement, SCTL is not permitted to declare, set aside, make or pay any dividends with respect to the Shares without the prior written consent of Parent.

7. Certain Information Concerning SCTL.

General. SCTL was incorporated in the Commonwealth of Pennsylvania on November 15, 2007 as Recro Pharma, Inc. Effective March 21, 2022, Recro Pharma, Inc. changed its named to Societal CDMO, Inc. to reflect the corporate transformation that had taken place primarily as a result of its acquisition of IriSys, LLC. SCTL’s common stock is listed on the Nasdaq Capital Market under the symbol “SCTL.” The address of SCTL’s principal executive office is 1 E. Uwchlan Ave, Suite 112, Exton, Pennsylvania, 19341. The telephone number of SCTL’s principal executive office is (770) 534-8239.

The following description of SCTL and its business has been derived from SCTL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and is qualified in its entirety by reference to that report. SCTL is a bi-coastal contract development and manufacturing organization (“CDMO”) with capabilities spanning pre-investigational new drug development to commercial manufacturing and packaging for a wide range of therapeutic dosage forms with a primary focus on small molecules. With an expertise in solving complex manufacturing problems, SCTL is a leading CDMO providing development, end-to-end regulatory support, clinical and commercial manufacturing, aseptic fill/finish, lyophilization, packaging and logistics services to the global pharmaceutical market. In addition to SCTL’s experience in handling DEA-controlled substances and developing and manufacturing modified-release dosage forms, SCTL has the expertise to deliver on its clients’ pharmaceutical development and manufacturing projects, regardless of complexity level. SCTL does all of this in its three state-of-the-art facilities that, in the aggregate, total 145,000 square feet, in Gainesville, Georgia and San Diego, California. SCTL currently manufactures the following key products with its key commercial partners: Ritalin LA®, Focalin XR®, Verelan PM®, Verelan SR®, Verapamil PM, Verapamil SR and Donnatal liquids and tablets. SCTL also supports numerous development stage products.

Available Information. The Shares are registered under the Exchange Act. Accordingly, SCTL is subject to the information reporting requirements of the Exchange Act and, in accordance with the Exchange Act, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning SCTL’s directors and officers, their remuneration, stock options granted to them, the principal holders of SCTL’s securities, any material interests of those persons in transactions with SCTL and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 6, 2023. Such reports, proxy statements and other information are available for inspection through the SEC’s website on the Internet at www.sec.gov.

Although Purchaser has no knowledge that any of the foregoing information about SCTL is inaccurate, incomplete or untrue, the information included in the periodic reports, proxy statements and other information filed by SCTL with the SEC were prepared by SCTL and the Purchaser was not involved in the preparation of such reports, statements and information.

Certain Projections. SCTL provided the SCTL Board and its financial advisors with selected unaudited financial projections, some of which were shared with Purchaser in connection with its due diligence review. Such information is described in the Schedule 14D-9 under the heading “— Certain Unaudited Financial Projections,” which is being filed with the SEC on the date of this Offer to Purchase and is being mailed to SCTL’s shareholders together with this Offer to Purchase. SCTL’s shareholders are urged to, and should, carefully read the Schedule 14D-9.

8. Certain Information Concerning Parent, Purchaser and Certain Related Persons.

Purchaser is a wholly owned subsidiary of Parent and was formed solely for the purpose of facilitating the acquisition of SCTL. Parent is a full-service CDMO that provides a comprehensive range of services to biotechnology and pharmaceutical companies. Parent is a wholly owned subsidiary of NQ PE Project Stingray Midco Inc. (“Midco”). Midco is a wholly owned subsidiary of NQ PE Project Stingray Topco Inc. (“Topco”), and Topco is a wholly owned subsidiary of NQ PE Project Stingray Parent, L.P. (“Stingray Parent”). The general partner of Stingray Parent is NQ PE Project Stingray Parent GP, Ltd. (the “GP”), and the directors of the GP are Jeffrey Edwards and Ashton Poole. The entities in the preceding sentences are collectively referred to herein as the “Parent Affiliates.” The address of the principal executive office of Parent is 14205 Myerlake Circle, Clearwater, Florida 33760 and its telephone number is (727) 259-6950. The address of the principal executive office for each of the other Parent Affiliates is located at c/o QHP Capital, L.P., 4509 Creedmoor Road, Suite 403, Raleigh, North Carolina 27612 and the telephone number of these entities is (919) 261-5250. Midco acquired all of the outstanding shares in Parent pursuant to the terms of an Agreement and Plan and Merger dated January 11, 2021.

The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors, executive officers and control persons of the Parent Affiliates and certain other information are set forth in Schedule I to this Offer to Purchase.

As of the date of this Offer to Purchase, (i) none of the Parent Affiliates or, to the knowledge of each of the Parent Affiliates, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of the Parent Affiliates or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of the Parent Affiliates or, to the knowledge of the Parent

Affiliates, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of the Parent Affiliates or their respective subsidiaries or, to the knowledge of the Parent Affiliates, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with SCTL or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of the Parent Affiliates or, to the knowledge of the Parent Affiliates, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding with any other person with respect to any securities of SCTL, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of the Parent Affiliates or, to the knowledge of the Parent Affiliates, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with SCTL or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between the Parent Affiliates or any of their respective subsidiaries or, to the knowledge of the Parent Affiliates, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and SCTL or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of SCTL’s securities, an election of SCTL’s directors or a sale or other transfer of a material amount of SCTL’s assets during the past two years.

None of the persons listed in Schedule I has, to the knowledge of the Parent Affiliates, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, to the knowledge of the Parent Affiliates, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Additional Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC are available and may be obtained at no charge at the SEC’s website at www.sec.gov.

9. Source and Amount of Funds.

The Offer is not conditioned upon any financing arrangements.

Parent and Purchaser estimate that the total funds required to (i) purchase all outstanding Shares pursuant to the Offer and to complete the Merger, (ii) pay for the Company RSUs, the Company Options and the SCTL Warrants required to be cashed out by the Merger Agreement, (iii) pay off certain existing indebtedness of SCTL, and (iv) make the other payments we are required to make under the Merger Agreement will be approximately $183 million.

We expect to fund the Offer and the Merger out of sources of available cash and via debt financing contemplated by an amended and restated debt commitment letter dated March 8, 2024 (the “Debt Commitment Letter”) between Parent and Oaktree Capital Management, L.P. (“Oaktree”) that was entered into in connection with the Transactions. As discussed below, a condition to borrowing under the Term Loan (as defined below)

contemplated by the Debt Commitment Letter is that Parent (or a direct or indirect parent of Parent) will receive an equity contribution of at least $100 million substantially concurrently with the initial borrowing under the Term Loan (the “Equity Contribution”). Parent has not entered into an agreement with respect to additional equity capital, but Parent expects that it will receive the Equity Contribution via one or more funds or investment vehicles affiliated with QHP Capital. No alternative financing arrangements or alternative financing plans have been made.

Debt Commitment Letter

Pursuant to the Debt Commitment Letter, the Commitment Parties committed to provide, subject to the terms and conditions set forth therein, to Parent debt financing (the “Debt Financing”) in the form of a $100 million senior secured term facility (the “Term Loan”) to finance the transactions contemplated by the Merger Agreement, to refinance certain existing indebtedness of SCTL and Parent and to pay related fees and expenses.

The Term Loan will mature on the fifth (5th) year anniversary of the closing date. The Term Loan will amortize quarterly beginning the thirteenth full fiscal quarter after the closing date, with quarterly installments of principal due through the maturity date.

The amounts outstanding under the Term Loan will bear interest at a rate per annum equal to Term SOFR for a three-month tenor (subject to a floor of 3.0%) plus a margin of 7.50% (the “Interest”). Interest will be calculated on the basis of the actual number of days elapsed based on a 360-day year and will be payable quarterly.

The definitive documentation for the Term Loan as contemplated by the Debt Commitment Letter will contain covenants, events of default and other terms and provisions that have been agreed with the Commitment Parties and are set forth on the term sheet attached as an exhibit to the Debt Commitment Letter and will otherwise be finalized substantially consistent with the “Documentation Principles” contemplated by the Debt Commitment Letter.

The commitments of the Commitment Parties are subject to, among other things, (i) confirmation that the Merger has been consummated or will be consummated in accordance with the terms of the Merger Agreement substantially concurrently with the funding of the Term Loan; (ii) the absence of any modification to the Merger Agreement that is materially adverse to the Lenders; (iii) confirmation that the refinancing of certain of SCTL’s and Parent’s existing indebtedness either has been consummated or will be consummated substantially concurrently with the funding of the Term Loan; (iv) confirmation that the Equity Contribution has been made or will be made substantially concurrently with the initial borrowing under the Term Loan; (v) the absence, since the date of the Merger Agreement, of a Material Adverse Effect (as defined in the Merger Agreement); and (vi) the receipt by the Commitment Parties of documentation containing terms that are materially consistent with the provisions of the term sheet attached as an exhibit to the Debt Commitment Letter and the applicable Documentation Principles.

The summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Debt Commitment Letter, a copy of which has been filed as Exhibit (d)(4) to the Schedule TO and which is incorporated herein by reference.

10. Background of the Offer; Past Contacts or Negotiations with SCTL.

The following chronology summarizes the key meetings and other events between representatives of Parent, and representatives of SCTL that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation between Parent, SCTL and their respective representatives. For a summary of additional activities of SCTL relating to the signing of the Merger Agreement, please refer to the

Schedule 14D-9 being mailed to SCTL shareholders with this Offer to Purchase. Other than as described below, there have been no material contacts between SCTL and Parent in the past two years.

On October 25, 2023, while attending the Convention on Pharmaceutical Ingredients (CPhI) annual European conference in Barcelona, Spain, representatives of Raymond James introduced David Enloe, SCTL’s Chief Executive Officer, to Ashton Poole, a partner at QHP Capital, L.P. (“QHP Capital”), and Jeffrey Edwards, a partner at QHP Capital and a current board member of Parent. During this initial meeting, the parties discussed the CDMO market landscape.

Following this initial interaction, on October 27, 2023, QHP Capital entered into a confidentiality agreement with SCTL, which agreement contained a standstill obligation.

On November 17, 2023, Mr. Edwards and other representatives of Parent met with Mr. Enloe, Ryan Lake, SCTL’s Chief Financial Officer, Scott Rizzo, SCTL’s Chief Operating Officer, and Richard Sidwell, Ph.D., SCTL’s Chief Strategy Officer, in Atlanta, Georgia. During this meeting, the parties discussed, among other topics, whether there was a strategic and cultural fit between Parent and SCTL. However, the financial terms of a potential transaction were not discussed during this meeting.

On November 20, 2023, representatives of Parent requested certain preliminary due diligence materials from SCTL to better inform its view on a potential transaction with SCTL.

On December 12, 2023, Parent received a process letter regarding a potential sale of SCTL’s 24,500 square foot development facility located in San Diego, California (the “San Diego Site”).

On December 17, 2023, representatives of Parent visited the San Diego Site and met with Mr. Enloe, Erica Raether, SCTL’s chief people officer, and Tim Bourque, SCTL’s Vice President of Operations & Site Head.

Following the San Diego Site visit, on December 27, 2023, at the request of representatives of Parent, representatives of Parent and certain members of the SCTL Board met virtually to discuss Parent’s potential interest in a transaction with SCTL and to provide information concerning the investment strategy and thesis of QHP Capital and its portfolio companies, including Parent. Representatives of Raymond James were also present at the meeting. No financial or transaction terms were discussed at this meeting.

On January 2, 2024, based on diligence conducted to date, Parent submitted a non-binding indication of interest to acquire SCTL at a price range of $1.00 – $1.20 per Share, assuming that existing SCTL shareholders representing 25–45% of the outstanding Shares reinvest their Shares in Parent pursuant to a “rollover” transaction (the “Initial Proposal”). The Initial Proposal was subject to SCTL entering into an exclusivity agreement requiring SCTL to negotiate exclusively with Parent for a period of not less than 45 days. The closing price per Share of SCTL common stock on Nasdaq on that day was $0.41.

On January 5, 2024, at the direction of the SCTL Board, representatives of Raymond James communicated to representatives of Parent that the SCTL Board was not prepared to enter exclusivity at that time but encouraged Parent to continue evaluating the proposed transaction in order to put forth a revised proposal. Representatives of Raymond James also communicated, at the direction of the SCTL Board, that any transaction requiring a substantial rollover presented significant complexities for the SCTL Board and that further extensive detail about Parent’s operations and financials would be needed to support entering into exclusivity for a transaction requiring a substantial rollover component. Representatives of Parent communicated to representatives of Raymond James that Parent was also considering alternative acquisition targets and would require an exclusivity commitment in order to continue pursuing a potential transaction with SCTL.

On January 7, 2024, Mr. Edwards, Mr. Poole and other representatives from Parent met with Mr. Enloe in San Francisco, California to discuss potential growth opportunities related to a combined company.

During the week of January 8, 2024, representatives of Raymond James and members of SCTL’s senior management attended the J.P. Morgan Annual Healthcare Conference in San Francisco, California, during which they attended a meeting with representatives from Parent. No price or deal terms were discussed at these meetings.

On January 11, 2024, representatives of Parent submitted a revised non-binding indication of interest to acquire SCTL at a price of $1.20 per Share (the “January 11 Proposal”). The January 11 Proposal eliminated the requirement that SCTL shareholders participate in a rollover transaction and was subject to SCTL entering into an exclusivity agreement requiring SCTL to negotiate exclusively with Parent for a period of not less than thirty days. The January 11 Proposal included certain assumptions about the amount of currently outstanding equity securities and assumed that no additional equity securities would be issued by SCTL. The closing price per Share of SCTL common stock on Nasdaq on that day was $0.36.

Later that day, representatives of Raymond James sought clarification from Parent on certain terms of the January 11 Proposal, including regarding the expected timing of any such transaction.

On January 12, 2024, at the direction of the SCTL Board, Raymond James provided Parent with an updated capitalization table that included additional shares outstanding.

On January 16, 2024, representatives of Raymond James and representatives of Parent held a telephonic discussion during which they reviewed, among other things, the assumptions on which the terms of the January 11 Proposal were based and the terms upon which the SCTL Board would potentially consider entering into exclusivity with Parent.

On January 18, 2024, Parent submitted a revised proposal to acquire SCTL in response to the feedback provided to it by representatives of Raymond James at the direction of the SCTL Board (the “January 18 Proposal”). The January 18 Proposal included a revised price of $1.10 per Share, taking into account additional diligence completed by Parent over the course of the preceding week, including revised assumptions concerning SCTL’s capitalization and the impact of estimated transaction expenses. The January 18 Proposal also reiterated the request for at least 45 days of exclusivity, as well as a request that SCTL reimburse Parent for its transaction expenses incurred in connection with the evaluation and negotiation of a potential transaction if the parties do not enter into a definitive agreement during the exclusivity period.

On January 19, 2024, following discussion and negotiation between Parent, on the one hand, and representatives of Raymond James and members of SCTL senior management, on the other hand, Parent and SCTL entered into an exclusivity agreement (the “Exclusivity Agreement”) providing for an initial 30-day exclusivity period, subject to an extension for an additional 10 days following Parent’s written confirmation of the terms set forth in the January 18 Proposal (the “Exclusivity Period”). The Exclusivity Agreement did not contain any expense reimbursement provision.

On January 20, 2024, Parent received access to a full virtual data room, and over the course of the following weeks, management of each of Parent and SCTL discussed and exchanged additional due diligence information.

On January 22, 2024, representatives of Goodwin Procter LLP, outside counsel to SCTL (“Goodwin”) and representatives of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. (“Smith Anderson”), legal counsel to Parent, held an introductory telephonic meeting to discuss the anticipated timeline for the negotiation and execution of the definitive agreement.

On January 23, 2024, representatives of Goodwin, on behalf of SCTL, distributed to representatives of Smith Anderson a draft Merger Agreement that contemplated, among other things, (i) a two-step tender offer/merger structure that would be effected under Section 321(f) of the PBCL, (ii) a “no-shop” provision requiring SCTL to cease solicitation of alternative proposals following the execution of the Merger Agreement, (iii) the ability of SCTL to negotiate with counterparties in connection with a superior proposal and/or terminate the Merger Agreement to accept a superior proposal and (iv) a termination fee payable by SCTL in certain circumstances (“Company Termination Fee”) equal to 2.0% of the transaction equity value.

On January 26, 2024, representatives from SCTL and representatives from Parent held a telephonic meeting to discuss SCTL’s commercial product portfolio as well as SCTL’s corporate functions.

On January 29, 2024, representatives of Parent participated in a site visit to SCTL’s facilities in Gainesville, Georgia for the purpose of evaluating the site’s operational processes, and on January 30, 2024, representatives of Parent participated in a site visit to the San Diego Site where they evaluated the site’s operational processes and assessed environmental compliance.

On February 2, 2024, representatives of Smith Anderson, on behalf of Parent, distributed to representatives of Goodwin, on behalf of SCTL, a markup of the proposed draft Merger Agreement reflecting, among other things, (i) a requirement that SCTL reimburse Parent for its transaction expenses if the Offer is terminated at the End Date (as defined in the Merger Agreement) due to failure to satisfy the Minimum Condition (the “Expense Reimbursement Obligation”); (ii) a requirement that SCTL pay the Company Termination Fee if Parent terminates the Merger Agreement in response to a material breach of any of SCTL’s representations, warranties or covenants in the Merger Agreement; and (iii) a Company Termination Fee equal to $5 million, or approximately 3.8% of transaction equity value. Representatives of Smith Anderson simultaneously distributed a draft of the Support Agreement to representatives of Goodwin.

From February 2, 2024 through February 7, 2024. representatives of Parent and representatives of SCTL held various diligence calls to discuss, among other topics, SCTL’s information technology systems, historical financial performance, key commercial products, taxes and cost accounting practices.

On February 8, 2024, representatives of Goodwin, on behalf of SCTL, distributed a revised draft of the Merger Agreement to representatives of Smith Anderson, on behalf of Parent, which draft reflected, among other things, (i) the deletion of the Expense Reimbursement Obligation; (ii) the removal of the requirement that SCTL is obligated to pay the Company Termination Fee if Parent terminates the Merger Agreement in response to a material breach of any of SCTL’s representations, warranties or covenants in the Merger Agreement; and (iii) a Company Termination Fee payable by SCTL equal to $3.75 million, or approximately 2.8% of transaction equity value.

On February 9, 2024, the SCTL Board held a virtual meeting at which members of senior management and representatives of Goodwin were present by invitation. Among other things, the SCTL Board discussed the status of the ongoing diligence activities of Parent in connection with the proposed transaction and the status of various transaction documents.

On February 12, 2024, representatives of Parent participated in a site visit to SCTL’s facilities in Gainesville, Georgia to view the facilities and meet the key executive leadership team. That evening, Mr. Enloe and representatives of Raymond James met with representatives of Parent to discuss observations from their facilities tour.

On February 13, 2024, representatives of Smith Anderson, on behalf of Parent, distributed to representatives of Goodwin, on behalf of SCTL, a revised markup of the proposed draft Merger Agreement reflecting, among other things, the reinsertion of (i) the requirement that SCTL reimburse Parent for its transaction expenses if the Offer is not consummated by the End Date (as defined in the Merger Agreement) due to failure to satisfy the Minimum Condition; (ii) the requirement that SCTL pay the Company Termination Fee if Parent terminates the Merger Agreement in response to a material breach of any of SCTL’s representations, warranties or covenants in the Merger Agreement; and (iii) a Company Termination Fee equal to $5 million, or approximately 3.8% of transaction equity value.

On February 14, 2024, representatives of Goodwin and representatives of Smith Anderson held a videoconference during which they discussed, among other things, the key terms of the Merger Agreement and the progress of Parent’s confirmatory due diligence activities.

On February 15, 2024, Mr. Enloe and Ms. Raether visited Parent’s Clearwater facility to understand Parent’s operations and meet members of Parent’s management team.

On February 16, 2024, representatives of Parent communicated to representatives of Raymond James that, based on the progress of its confirmatory due diligence activities to date, it was prepared to reaffirm the valuation set forth in its January 18 Proposal of $1.10 per Share and that Parent intended to exercise its right to extend the exclusivity period for an additional 10 days pursuant to the terms of the Exclusivity Agreement in order to provide sufficient time to finalize legal documents and complete Parent’s confirmatory due diligence activities. Representatives of Parent provided written confirmation of such affirmation and intention to extend the exclusivity period as described above on February 18, 2024.

On February 16, 2024, representatives of SCTL and Parent held a telephonic meeting to discuss additional open legal items pertaining to SCTL. In addition, representatives of Goodwin, on behalf of SCTL, provided representatives of Smith Anderson, on behalf of Parent, with a revised draft of the Merger Agreement and a final form of the Support Agreement reflecting, among other things, (i) deletion of the Expense Reimbursement Obligation; (ii) deletion of the requirement that SCTL pay the Company Termination Fee if Parent terminates the Merger Agreement in response to a material breach of any of SCTL’s representations, warranties or covenants in the Merger Agreement; and (iii) a proposed Company Termination Fee equal to $4.5 million, or approximately 3.5% of transaction equity value.

On February 20, 2024, representatives of Smith Anderson, on behalf of Parent, distributed to representatives of Goodwin, on behalf of SCTL, a revised markup of the proposed draft Merger Agreement reflecting, among other things, (i) acceptance of SCTL’s deletion of the Expense Reimbursement Obligation; (ii) reinsertion of the requirement that SCTL pay the Company Termination Fee if Parent terminates the Merger Agreement in response to a material breach of any of SCTL’s representations, warranties or covenants in the Merger Agreement; and (iii) reinsertion of a Company Termination Fee equal to $5 million, or approximately 3.8% of transaction equity value.

On February 22, 2024, representatives of Raymond James and members of SCTL senior management held a virtual meeting with representatives of Parent to discuss, among other things, certain confirmatory diligence matters relating to SCTL’s year-to-date performance and to discuss financial results. Also on February 22, 2024, representatives of Goodwin and representatives of Smith Anderson met virtually to discuss certain key terms of the Merger Agreement. Later that day, representatives of Goodwin, on behalf of SCTL, distributed to representatives of Smith Anderson, on behalf of Parent, a revised draft of the Merger Agreement reflecting, among other things, SCTL’s position that it would accept a Company Termination Fee equal to $5 million as proposed by Parent so long as the parties agree to remove the Company Termination Fee trigger based on SCTL’s breach of any representation, warranty or covenant in the Merger Agreement.

On February 24, 2024, representatives of Smith Anderson, on behalf of Parent, communicated with representatives of Goodwin, on behalf of SCTL, with respect to the key open confirmatory due diligence items that Parent required in order to proceed with signing the Merger Agreement. Over the course of that day, representatives of Goodwin communicated with representatives of Smith Anderson and representatives of Raymond James communicated with representatives of Parent concerning the status of the open confirmatory due diligence points.

In the afternoon of February 25, 2024, representatives of Smith Anderson, on behalf of Parent, distributed a revised markup of the Merger Agreement to representatives of Goodwin, on behalf of SCTL, which markup reflected, among other things, a limitation on SCTL’s requirement to pay the Company Termination Fee in connection with a termination of the Merger Agreement for a breach of SCTL’s representations, warranties or covenants to circumstances in which SCTL consummates a superior transaction (or enters into a definitive agreement for a superior transaction which is subsequently consummated) within 12 months of termination.

In the evening of February 25, 2024, the SCTL Board held a virtual meeting at which representatives of Goodwin and representatives of Raymond James, as well as members of SCTL’s senior management, were also present, to consider approval of the proposed transaction with Parent. During that meeting, the SCTL Board unanimously adopted resolutions (i) determining that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interest of SCTL and its shareholders, (ii) authorizing and approving the execution, delivery and performance by SCTL of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolving that the Merger will be effected under Section 321(f) of the PBCL, and (iv) resolving to recommend that the shareholders of SCTL accept the Offer and tender their Shares to Purchaser pursuant to the Offer. Later that evening, Mr. Enloe met with Mr. Edwards and Mr. Poole to discuss the status of the transaction and open items remaining to finalize and enter into the Merger Agreement.

On February 26 and 27, 2024, various representatives of Parent and Smith Anderson and various representatives of Raymond James and Goodwin, as well as SCTL senior management, exchanged emails and engaged in discussions telephonically and in person concerning certain confirmatory due diligence matters.

On the morning of February 28, 2024, the board of directors of Parent held a meeting to discuss the transaction. Following that discussion, the board of directors of Parent unanimously approved the Merger Agreement and the transactions contemplated thereby.

Over the course of the morning and afternoon on February 28, 2024, representatives of Parent and representatives of Raymond James and SCTL senior management exchanged emails and engaged in discussions telephonically concerning the transaction and certain confirmatory legal due diligence items with respect to SCTL, and representatives of Goodwin and Smith Anderson engaged in discussions telephonically and by videoconference and exchanged comments to the draft Merger Agreement.

Following the closing of trading of the U.S. stock markets on February 28, 2024, Parent, Purchaser and SCTL entered into the Merger Agreement; Parent, Purchaser and the Supporting Shareholders entered into the Support Agreements; and SCTL issued a press release announcing the execution of the Merger Agreement with Parent and Purchaser.

11. The Merger Agreement; Other Agreements.

The following summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which Purchaser has included as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO and is incorporated herein by reference. Shareholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement and the summary included below are not intended to provide any factual information about SCTL, its shareholders or executives, Parent or Purchaser, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Merger. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to the agreements and may be subject to qualifications and limitations agreed upon by the parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and described in the following summary, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to SCTL shareholders and to reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by SCTL to Parent and Purchaser (the “Company Disclosure Letter”) but is not filed with the SEC as part of the Merger Agreement. SCTL shareholders are not third-party beneficiaries under the Merger Agreement. Accordingly,

SCTL shareholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about SCTL, Parent or Purchaser made in this Offer to Purchase, the Schedule 14D-9 or other reports filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in this Offer to Purchase or SCTL’s public disclosures.

The Merger Agreement

The Offer. The Merger Agreement provides that no later than the tenth business day following the date of the Merger Agreement, Purchaser will commence a cash tender offer for all the Shares at a purchase price of $1.10 per Share, in cash, without interest, subject to any applicable withholding of taxes. Purchaser’s obligation to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer is subject only to the satisfaction or waiver of the Offer Conditions described in Section 15 — “Conditions to the Offer.” Purchaser will, as promptly as practicable (and in any event within two business days) after the Offer Acceptance Time, pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Purchaser has the right to (a) increase the Offer Price, (b) waive any Offer Condition other than the Minimum Condition, the Termination Condition, the Order Condition or the Regulatory Condition, and (c) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. However, without SCTL’s prior written consent, Purchaser is not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose any conditions or requirements to the Offer other than the Offer Conditions, (v) amend or modify any of the Offer Conditions in a manner that adversely affects, or could reasonably be expected to adversely affect, any holder of Shares or that could, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions, (vi) amend, modify, change or waive the Minimum Condition, the Termination Condition, the Order Condition or the Regulatory Condition, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, except in accordance with the terms of the Merger Agreement, as described in Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Extensions of the Offer,” (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act, or (ix) take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 321(f) of the PBCL.

Extensions of the Offer. The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides:

(i)

if, at the scheduled Expiration Date, any Offer Condition (as defined in Section 15 — “Conditions to the Offer”) has not been satisfied (subject to the right of SCTL to waive any Offer Condition, other than the Minimum Condition, the Termination Condition, the Regulatory Condition or the Order Condition), Purchaser will, and Parent will cause Purchaser to, extend the Offer on one or more occasions (in consecutive increments), for an additional period of up to ten business days each (or such longer period as may be requested by SCTL), to permit such Offer Conditions to be satisfied; and

(ii)	Purchaser will (and Parent will cause Purchaser to) extend the Offer for any period required by any law, any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer.

Notwithstanding the foregoing, Purchaser is (a) not required to extend the Offer beyond the earlier to occur of (the “Extension Deadline”) (i) the first business day following August 28, 2024 and (ii) the valid termination of the Merger Agreement or (b) permitted to extend the Offer beyond the Extension Deadline without the prior written consent of SCTL. In the event that the Merger Agreement is validly terminated, Purchaser, at such time, will irrevocably and unconditionally terminate the Offer. If Purchaser terminates the Offer, or if the Merger

Agreement is validly terminated before the acquisition of Shares in the Offer, Purchaser will promptly (and in any event within 24 hours of such termination) return, in accordance with applicable law, all tendered Shares to the registered holders thereof.

The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the PBCL (including Section 321(f) of the PBCL), at the Effective Time, Purchaser will be merged with and into SCTL, the separate corporate existence of Purchaser will cease and SCTL will continue as the surviving corporation of the Merger.

The closing of the Merger (the “Closing”) will take place as soon as practicable (and in no event later than one business day) following the Offer Acceptance Time. On the date of the Closing (the “Closing Date”), the parties will file a Statement of Merger with respect to the Merger in accordance with the PBCL with the Pennsylvania Department of State and will take such further actions, including making all other filings or recordings required under the PBCL, in connection with the Merger. The parties to the Merger Agreement will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the consummation of the Offer in accordance with Section 321(f) of the PBCL. The Merger will become effective at the time and day of the filing of the Statement of Merger with the Pennsylvania Department of State, or a later time and day as may be agreed in writing by the parties and specified in the Statement of Merger.

Articles of Incorporation and Bylaws. At the Effective Time, (a) the articles of incorporation of SCTL will be amended and restated in their entirety to read as set forth in Exhibit B of the Merger Agreement, and (b) the bylaws of SCTL will be amended such that the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation, except that all references to Purchaser will be automatically amended and will become references to the Surviving Corporation until thereafter amended.

Directors and Officers. From and after the Effective Time, (a) the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and (b) the officers of Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation.

Effect on Capital Stock. Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time:

•

each Share held by SCTL (including Shares held in the treasury of SCTL) immediately prior to the Effective Time (the “Canceled Shares”) will, in each case, be canceled and retired and cease to exist, and no consideration will be paid therefor by virtue of the Merger;

•

each Share held by Parent, Purchaser or any other direct or indirect wholly owned Subsidiary of Parent as of immediately prior to the Effective Time will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor (such Shares, together with the Cancelled Shares, the “Excluded Shares”);

•

each Share that is outstanding immediately prior to the Effective Time (excluding any Excluded Shares, any Dissenting Shares (as defined below) and Shares validly tendered and irrevocably accepted for purchase pursuant to the Offer) will be automatically converted into the right to receive the Offer Price in cash, without interest and less any required withholding tax (the “Merger Consideration”), upon compliance with the applicable procedures set forth in the Merger Agreement with respect to the surrender of certificates representing Shares or the book-entry transfer of Shares;

•

each Share validly and irrevocably accepted for purchase pursuant to the Offer will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor;

•	each share of common stock, par value $0.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock, par value

$0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted, which will constitute the only outstanding shares of capital stock of the Surviving Corporation after the Effective Time.

Shares outstanding immediately prior to the Effective Time and held by SCTL shareholders who are entitled to demand appraisal rights under Subchapter D of Chapter 15 of the PBCL and who have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Subchapter D of Chapter 15 of the PBCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the PBCL (the “Dissenting Shares”) will not be converted into the right to receive the Merger Consideration, but will instead be automatically cancelled and no longer outstanding and will cease to exist and the holder thereof will be entitled to only such consideration as will be determined pursuant to Subchapter D of Chapter 15 of the PBCL in respect of such Shares. However, all Dissenting Shares held by SCTL shareholders who have failed to perfect or who have effectively withdrawn or otherwise lost their rights to appraisal of these Dissenting Shares under Subchapter D of Chapter 15 of the PBCL will no longer be considered to be Dissenting Shares and will be treated as if such Shares had been converted into, as of the Effective Time, the right to receive the Merger Consideration, without interest and less any required withholding tax, upon compliance with the applicable procedures set forth in the Merger Agreement with respect to the surrender of certificates representing Shares or the book-entry transfer of Shares.

From and after the Effective Time, all Shares will no longer be outstanding and will automatically cease to exist and will cease to have any rights with respect thereto, except as specified above.

Treatment of SCTL Awards. Immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof:

•

SCTL Options: Each option to purchase Shares (each, an “SCTL Option”), whether vested or unvested, that has a per Share exercise price that is less than $1.10 (an “In-the-Money Option”) that is outstanding and unexercised immediately prior to the Effective Time will be cancelled and automatically converted into the right to receive, without interest and subject to deduction of any required withholding under applicable tax law, an amount in cash equal to the product of (i) the total number of Shares subject to such In-the-Money Option immediately prior to the Effective Time multiplied by (ii) the excess of (1) the Merger Consideration minus (2) the per Share exercise price payable per Share under such In-the-Money Option. Each SCTL Option that has a per Share exercise price equal to or greater than the Merger Consideration will be cancelled at the Effective Time without any consideration payable therefor.

•

SCTL RSUs: Each restricted stock unit of SCTL (“SCTL RSU”) that is outstanding immediately prior to the Effective Time, whether vested or not, will be canceled and converted into the right to receive, cash in an amount equal to (i) the total number of Shares issuable in settlement of such SCTL RSU immediately prior to the Effective Time multiplied by (ii) the Merger Consideration.

Treatment of SCTL Warrants: Immediately prior to the Effective Time:

•

By virtue of the Merger and without any further action on the part of the holders thereof, each warrant to purchase Shares (“SCTL Warrant”) that has a per Share exercise price that is less than the Merger Consideration (other than the Pre-Funded Warrants (as defined below)) (each, an “In-the-Money Warrant”) that is outstanding and unexercised as of immediately prior to the Effective Time will be cancelled without any consideration payable (whether in the form of cash or otherwise) therefor, whether before or after the Effective Time;

•

By virtue of the Merger and without any further action on the part of the holders thereof, each SCTL Warrant that has a per Share exercise price that is equal to or more than the Merger Consideration (each, an “Out-of-the-Money Warrant”) that is then outstanding as of immediately prior to the Effective Time will be canceled without any consideration payable (whether in the form of cash or otherwise) therefor, whether before or after the Effective Time; and

•

The Company shall use commercially reasonable efforts to cause the holder(s) of each outstanding SCTL Warrant that is a Pre-Funded Common Stock Purchase Warrant issued by SCTL on August 28, 2023 (a “Pre-Funded Warrant”) to execute warrant cancellation agreements pursuant to which each such Pre-Funded Warrant will be cancelled immediately prior to and contingent upon the Closing and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to such In-the-Money Warrant immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (1) the Merger Consideration minus (2) the exercise price payable per Share under such In-the-Money Warrant, which amount shall be paid in accordance with the terms of the Merger Agreement.

Representations and Warranties. In the Merger Agreement, SCTL has made customary representations and warranties to Parent and Purchaser, which are qualified by information set forth in the Company Disclosure Letter and certain disclosures in SCTL’s SEC filings since January 1, 2021 and publicly available prior to the date of the Merger Agreement, including, among others, representations and warranties relating to:

•	corporate organization, good standing of SCTL and its subsidiaries and organizational documents of SCTL and its subsidiaries;

•	corporate authority of SCTL to enter into the Merger Agreement and to consummate the Transactions, and due execution and delivery of the Merger Agreement;

•	capitalization and equity securities of SCTL and its subsidiaries;

•	non-contravention of applicable law and orders and SCTL’s organizational documents and contracts;

•	timely filing of SEC filings, accuracy and completeness of the SEC filings and absence of certain SEC investigations;

•

preparation of financial statements in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis, maintenance of system of internal control over financial reporting and disclosure controls and off-balance sheet arrangements;

•	absence of a Material Adverse Effect (as defined below) and absence of certain changes and events since September 30, 2023;

•	intellectual property rights;

•	compliance with privacy and information security laws;

•	material contracts and commitments, including compliance with governmental contracts;

•	absence of undisclosed liabilities;

•	absence of material litigation;

•	compliance with law;

•	regulatory compliance;

•	compliance with anti-corruption and money laundering laws, trade controls and sanctions;

•	governmental authorizations;

•	tax matters;

•	employee and labor matters;

•	employee benefit plan matters;

•	environmental matters;

•	real property;

•	customers and suppliers;

•	title to owned and leased tangible assets and real property;

•	insurance matters;

•	absence of anti-takeover agreements or plans and exemption from takeover laws of Pennsylvania;

•	any required shareholder vote;

•	receipt of fairness opinion from financial advisor;

•	financial advisors and brokers; and

•	the exclusivity of the representations and warranties made by Parent and Purchaser.

Each of Parent and Purchaser has made customary representations and warranties to SCTL with respect to, among other matters:

•	corporate organization;

•	Purchaser’s formation and purpose;

•	corporate authority of Parent and Purchaser to enter into the Merger Agreement and to consummate the Transactions, and the due execution and delivery of the Merger Agreement;

•	non-contravention of applicable law and orders and their organizational documents and contracts;

•	disclosure in Schedule TO and information provided or included in Schedule 14D-9 and other documents relating to the Offer;

•	absence of litigation;

•	that neither is an “interested shareholder” within the meaning of Section 2553 of the PBCL;

•	financial advisors and brokers;

•	sufficiency of funds to consummate the Transactions, including the Offer and the Merger; and

•	the exclusivity of the representations and warranties made by SCTL.

Some of the representations and warranties in the Merger Agreement made by SCTL are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means any change, effect, circumstance, fact, event or occurrence (each, an “Effect”) which, individually or when taken together with all other Effects, either (a) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition or results of operations of SCTL or (b) has prevented or materially delayed, or would reasonably be expected to prevent or materially delay, the consummation by SCTL of the Offer or the Merger; provided, that, in the case of clause (a) above, none of the following will be deemed in and of themselves, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect:

(a)	any Effect generally affecting the U.S. or foreign economies, financial or securities markets, or political, legislative, or regulatory conditions, or the industries in which SCTL operates;

(b)	any Effect arising out of or otherwise relating to fluctuations in the value of any currency exchange, interest or inflation rates or tariffs;

(c)

any Effect arising out of or otherwise relating to any change (or proposed change) in, or any compliance with or action taken for the purpose of complying with, any law or GAAP (or interpretations of any law or GAAP);

(d)

any Effect arising out of or otherwise relating to any act of terrorism, cyberterrorism (whether or not or sponsored by a governmental body), outbreak of hostilities, acts of war, trade war, national or international calamity or any other similar event (or the escalation of any of the foregoing);

(e)

any acts of god, natural disasters, force majeure events, weather or environmental events, health emergencies, pandemics (including COVID-19) or epidemics (or the escalation of any of the foregoing) and any governmental or industry responses thereto);

(f)	any change in the market price or trading volume of SCTL’s stock or change in SCTL’s credit ratings;

(g)	the failure of SCTL to meet internal or analysts’ expectations, projections, forecasts, guidance or estimates, including the results of operations of SCTL;

(h)

any Effect resulting from the negotiation, execution, announcement, pendency or performance of the Merger Agreement and the Transactions or any Effect related to the identity of Parent or any of its affiliates as the acquiror of SCTL (or facts and circumstances concerning Parent or any of its affiliates), including the impact of any of the foregoing on the relationships, contractual or otherwise, of SCTL and its subsidiaries with any supplier, customer, wholesaler, service provider, distributor, licensor, licensee, regulator, employee, creditor, shareholder or other third parties;

(i)

any Effect arising out of or otherwise directly relating to any action taken by SCTL at the written direction or with the approval of Parent, or any action specifically required to be taken by SCTL pursuant to the terms of the Merger Agreement, or the failure of SCTL to take any action that SCTL is specifically prohibited from taking by the terms of the Merger Agreement to the extent Parent unreasonably fails to give its consent thereto after a written request therefor; and

(j)

any Effect arising out of or relating to Parent’s or Purchaser’s breach of the Merger Agreement or the availability or cost of any equity or debt financing to Parent, Purchaser or the Surviving Corporation.

provided, however, that in the cases of clauses (a) through (e) above, such exclusion will only be applicable to the extent such matter does not have a disproportionate Effect on SCTL relative to other companies in the industries in which SCTL operates that are of a similar size to SCTL, in which case such Effect will be taken into account only to the extent of such materially disproportionate Effect on SCLT; provided, further, that in the cases of clauses (f) and (g), the underlying causes of any such Effect may be considered in determining whether a Material Adverse Effect occurred to the extent not otherwise excluded by another exception in this definition.

Pursuant to the Merger Agreement, SCTL has represented that the SCTL Board has (a) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to, and in the best interests of SCTL and its shareholders, (b) authorized and approved the execution, delivery and performance by SCTL of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (c) resolved that that the Merger will be effected under Section 321(f) of the PBCL, and (d) resolved to recommend that the shareholders of SCTL accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Covenants of SCTL. The Merger Agreement provides that, during the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement and the Effective Time (the “Pre-Closing Period”), except (a) as required or expressly provided for under the Merger Agreement or as required by applicable law; (b) as consented to in writing by Parent (which consent will not be unreasonably withheld, conditioned or delayed); or (c) as set forth in the Company Disclosure Letter, SCTL will:

•	conduct in all material respects its business and operations in the ordinary course;

•

promptly notify Parent of (i) any knowledge of the receipt of any notice from any person alleging that the consent of such person is or may be required in connection with any of the Transactions; and (ii) the commencement of any legal proceeding, or if to SCTL’s knowledge, any legal proceeding has been threatened in writing;

•

use commercially reasonable efforts to manage the transaction expenses incurred by SCTL such that they do not exceed the good faith estimate provided by SCTL to Parent in the Company Disclosure Letter; and

•

use commercially reasonable efforts to preserve intact the material components of SCTL’s current business organization, including keeping available the services of current officers and key employees, and use commercially reasonable to maintain its relations and goodwill with all material suppliers, material customers, governmental bodies and other material business relations.

The Merger Agreement also contains specific covenants restricting SCTL and each of its subsidiaries from taking certain actions during the Pre-Closing Period without the prior written consent of Parent (which will not be unreasonably delayed, withheld or conditioned) (subject to the same exceptions listed above) including, among other things, not to:

•	amend any of the organizational documents of SCTL or the comparable charter or organization documents of any of its subsidiaries;

•	establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any of any shares of its capital stock (including the Shares);

•

repurchase, redeem or otherwise reacquire any of its shares of capital stock (including the Shares) or any right, warrants or options to acquire any shares of its capital stock, subject to certain limited exceptions;

•	split, combine, subdivide or reclassify any Shares or other equity interests;

•

issue, sell, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, grant delivery, pledge, transfer or encumbrance (other than pursuant to agreements in effect as of the date of the Merger Agreement) of (A) any capital stock, equity interest or other security of SCTL or any of its subsidiaries, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security of SCTL or any of its subsidiaries, or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security of SCTL or any of its subsidiaries, subject to certain exceptions;

•

except as (i) otherwise required under applicable law, (ii) required pursuant to the terms of an applicable Employee Plan (as defined in the Merger Agreement) or (iii) in the ordinary course of business or as contemplated by the Merger Agreement, establish, adopt, terminate or amend any Employee Plan (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date of the Merger Agreement), or amend or waive any of its rights under, any of the Employee Plans (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date of the Merger Agreement) or grant any employee or director any material increase in compensation or other benefits, except that SCTL may (A) make promotions in the ordinary course of business; (B) provide increases in salary, wages, bonuses or benefits to employees in the ordinary course of business (which will include compensation adjustments consistent with promotions made in the ordinary course of business) or as required under an Employee Plan; (C) amend any Employee Plans to the extent required by applicable Laws; (D) make annual or quarterly bonus or commission payments in the ordinary course of business consistent with past practice, including the 2023 Bonus; and (E) take such actions as are necessary to effect the determination of the SCTL Board (or a committee thereof) with respect to the settlement of Company RSUs;

•	hire or terminate (other than for cause) any employee or independent contractor with an annual base salary or annual base compensation (as applicable) in excess of $200,000;

•

(A) form any subsidiary, (B) acquire any equity or voting interest (including by merger) in any other entity, (C) acquire a material portion of the assets of any other person (other than any acquisition of supplies, raw materials, inventory or products in the ordinary course of business), or (D) enter into any joint venture, partnership, collaboration or similar profit-sharing arrangement;

•

make or authorize any capital expenditure, except that the Company may make any capital expenditure that (A) does not exceed $250,000 individually or $1,000,000 in the aggregate during any fiscal quarter and (B) is set forth on Section 6.2(b)(viii) of the Company Disclosure Letter;

•

acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term), transfer, assign, guarantee, mortgage or otherwise subject to any material Encumbrance (as defined in the Merger Agreement) (other than Permitted Encumbrances (as defined in the Merger Agreement)) any material right or other material asset or property, except, in the case of any of the foregoing (A) in the ordinary course of business (including entering into non-exclusive license agreements in the ordinary course of business), (B) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of SCTL or any of its subsidiaries, or (C) as provided for in SCTL’s capital expense budget delivered or made available to Parent prior to the date of the Merger Agreement;

•

lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee any Indebtedness (as defined in the Merger Agreement), except for (A) short-term borrowings, of not more than $200,000 in the aggregate, incurred in the ordinary course of business, (B) advances to employees and consultants for travel and other business related expenses in the ordinary course of business, (C) intercompany loans and capital contributions, (D) sales commission advances made in the ordinary course of business or (E) Indebtedness that will be discharged at the Closing;

•

except as required by applicable law, make, rescind or change any material tax election, change any annual tax accounting period, adopt or change any material method of tax accounting, amend any material tax return, surrender any claim for a material refund of taxes, consent to the extension or waiver of the statutory period of limitations applicable to any tax claim or assessment (other than in connection with automatic extensions of the due date for filing a tax return), enter into any material closing agreement with respect to taxes, or settle or compromise any material tax assessment or other material tax liability;

•

commence any legal proceeding, except (A) with respect to routine matters in the ordinary course of business, (B) in such cases where SCTL reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that SCTL consults with Parent and considers the views and comments of Parent with respect to any such legal proceeding prior to commencement thereof), or (C) in connection with a breach of the Merger Agreement or any other agreements contemplated hereby;

•

settle, release, waive or compromise any legal proceeding pending against SCTL or any of its subsidiaries, other than (A) any legal proceeding relating to a breach of the Merger Agreement or any other agreements contemplated hereby or (B) any one or more legal proceedings that results solely in an obligation involving only the payment of monies by SCTL of not more than $500,000 in the aggregate;

•	enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable Laws);

•

implement any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, work schedule changes or other such actions that could reasonably be expected to require advance notice under the WARN Act;

•	adopt or implement any shareholder rights plan or similar arrangement;

•

make any material changes in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of SCTL, except insofar as may be required by (A) GAAP, (B) Regulation S-X under the Securities Act of 1933, as amended, or (C) any governmental body or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization);

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•

(A) amend or modify, in either case in any material respect, waive any rights under, terminate, replace or release, settle or compromise any material claim, liability or obligation under any Material Contract (as defined in the Merger Agreement) or (B) enter into any contract which if entered into prior to the date of the Merger Agreement would have been a Material Contract; subject to the restrictions set forth in the Company Disclosure Letter;

•	waive or release any noncompetition, non-solicitation, nondisclosure, noninterference or non-disparagement obligation of any current or former employee or independent contractor;

•

take other actions outside the ordinary course of business or related to certain assets (it being understood and agreed that Parent may condition, withhold or delay its consent to SCTL taking any such actions in its sole and absolute discretion); or

•	authorize any of, or agree or commit to take, any of the actions described above.

Notwithstanding the foregoing, nothing in the Merger Agreement gives Parent or Purchaser, directly or indirectly, the right to control or direct the operations of SCTL or any of its subsidiaries prior to the Effective Time. SCTL will exercise complete control and supervision over its and its subsidiaries’ respective operations prior to the Effective Time, consistent with the terms and conditions of the Merger Agreement.

Acquisition Proposals. SCTL will not, and will cause its subsidiaries not to, and will direct its representatives not to:

•

solicit, initiate, or propose the making, submission or announcement of, or knowingly induce, encourage, facilitate or assist, any inquiry, offer or proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (as defined below);

•

furnish to any person (other than Parent and its affiliates and representatives) any non-public information relating to SCTL or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of SCTL (other than Parent and its affiliates and representatives), in any such case, in connection with, or with the intent to induce the making, submission or announcement of, or to encourage, facilitate or assist, any inquiry, offer or proposal that constitutes, or would reasonably be expected to lead to, any inquiry, offer or proposal that constitutes an Acquisition Proposal; and

•	participate, enter into, or engage in any discussions or negotiations with any Person with respect to an Acquisition Proposal;

•	enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal; and

•

waive or release any Person from, or fail to use reasonable best efforts to enforce, any standstill agreement or any standstill provisions of any contract entered into in respect of an Acquisition Proposal, unless SCTL’s Board of Directors determines in good faith, after consultation with SCTL’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the SCTL Board under applicable Law.

“Acquisition Proposal” means any proposal, indication of interest or offer from any Person (other than Parent and its affiliates) or “group,” within the meaning of Section 13(d) of the Exchange Act, relating to, whether in a single transaction or series of related transactions, any (a) direct or indirect acquisition, sale or exclusive license of assets of the Company, joint venture, partnership, collaboration, revenue-sharing arrangement or similar transactions with respect to, any Company Product, or any assets of SCTL equal to 15% or more of the Company’s consolidated assets or to which 15% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (b) issuance or acquisition of equity securities of SCTL (or instruments convertible into or exercisable or exchangeable for, such equity securities) representing 15% or more of the outstanding Shares or the total voting power of any class of equity securities of the Company, (c) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding Shares or the total voting power of any class of equity securities of the Company, (d) any merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving SCTL that if consummated would result in (i) any Person or group beneficially owning 15% or more of the outstanding Shares or the total voting power of any class of equity securities of SCTL or (ii) the shareholders of SCTL immediately preceding such transaction holding, directly or indirectly, equity interests in the surviving or resulting entity of such transaction representing less than eighty-five percent (85%) of the voting power of the surviving or resulting entity, or (e) any combination of the foregoing, in each case, other than the transactions contemplated by the Merger Agreement.

Except as otherwise described below, SCTL and its directors, officers and employees will, and SCTL will direct its other representatives to, (A) cease and cause to be terminated any solicitation and any and all discussions or negotiations with any Person (other than Parent, Purchaser, SCTL, or any of their respective affiliates or representatives) with respect to any Acquisition Proposal and (B) terminate access by any person (other than Parent, Purchaser, SCTL, or any of their respective affiliates or representatives) to any physical or electronic data room relating to any Acquisition Proposal. However, SCTL and its representatives may clarify and understand the terms and conditions of any inquiry or proposal made by any person for the sole purpose of determining whether it constitutes an Acquisition Proposal as described in this subsection “ —Acquisition Proposals.”

Notwithstanding the restrictions described above, if at any time following the date of the Merger Agreement and prior to the Offer Acceptance Time, SCTL receives an unsolicited bona fide written Acquisition Proposal from any third party that was made on or after the date of the Merger Agreement and that did not result from a breach of the provisions of the Merger Agreement which are described in this subsection “—Acquisition Proposals,” and the SCTL Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer (as defined below) and that the failure to take the actions described in clause (a) or (b) below would be inconsistent with its fiduciary duties under applicable law, then SCTL and its representatives may (a) furnish information with respect to SCTL and its subsidiaries to the third party making the Acquisition Proposal or (b) engage in or otherwise participate in any discussions or negotiations with the person or group of persons making such Acquisition Proposal. However, SCTL will, and will instruct its representative not to, disclose any material non-public information to such third party unless it has, or first enters into, a confidentiality agreement with such third party with confidentiality terms that, taken as a whole, are not materially less restrictive to the other person than those contained in the Confidentiality Agreement (as defined below) and other confidentiality agreements that exist as of the date of the Merger Agreement and does not contain any provision preventing SCTL from providing disclosure to Parent as required pursuant to the provisions of the Merger Agreement as described in this subsection “—Acquisition Proposals.” SCTL must also, as promptly as practicable (and in any event within twenty-four hours) provide Parent any material non-public information concerning SCTL or its subsidiaries provided to the third party that was not previously provided to Parent and Purchaser.

SCTL will promptly (and in any event within 24 hours or, if first received on a Saturday, within 48 hours) notify Parent of an inquiry, proposal or offer received by SCTL or any of its representatives that the SCTL Board believes is or would reasonably be expected to lead to an Acquisition Proposal, including the identity of the person or group of persons making such inquiry, proposal or offer. In addition, SCTL will provide to Parent a summary of the material terms and conditions of any Acquisition Proposal and keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a reasonably prompt basis.

“Superior Offer” means a bona fide written Acquisition Proposal received after the date of the Merger Agreement on terms and conditions that the SCTL Board (or a committee thereof) has determined, in good faith, after consultation with its financial advisor and outside legal counsel, would result in a transaction more favorable to the shareholders of SCTL (solely in their capacity as such) from a financial point of view than the Transactions, taking into account all the terms and conditions (including all financial, regulatory, financing, conditionality, legal and other terms and conditions) of such Acquisition Proposal and the Merger Agreement (including any changes to the terms of the Merger Agreement proposed in writing by Parent prior to the time of such determination and any fees to be paid by SCTL for terminating the Merger Agreement); provided, that for purposes of the definition of “Superior Offer,” the references to “15%” and “85%” in the definition of Acquisition Proposal will be deemed to be references to “50%.”

Prior to the termination of the Merger Agreement, the SCTL Board (or a committee thereof) may not take any action described in the following (any such action, a “Company Adverse Change Recommendation”):

•	withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the SCTL Board’s recommendation;

•	approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal;

•

fail to publicly reaffirm the SCTL Board’s recommendation within ten days after Parent reasonably requests in writing or, if earlier, within two business days before the Expiration Date; provided, however, that SCTL will have no obligation to make such reaffirmation on more than three separate occasions;

•

following the commencement of a tender offer or exchange offer relating to the Shares by a person unaffiliated with Parent, fail to publicly affirm the SCTL Board’s recommendation and recommend that SCTL’s shareholders reject such tender offer or exchange offer within ten business days after the commencement of such tender offer or exchange offer pursuant to Rule 14e-2(a) promulgated under the Exchange Act (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the Offer Acceptance Time); and

•	fail to include the SCTL Board’s recommendation in the Schedule 14D-9 when filed with the SEC or disseminated to SCTL’s shareholders.

Notwithstanding the restrictions described above or anything to the contrary set forth in the Merger Agreement, at any time prior to the Offer Acceptance Time:

•

if SCTL receives a bona fide written Acquisition Proposal from any person that has not been withdrawn and, after consultation with outside legal counsel, the SCTL Board (or a committee thereof) determines, in good faith, that such Acquisition Proposal is a Superior Offer, then (A) the SCTL Board may make a Company Adverse Change Recommendation or (B) terminate the Merger Agreement; provided that it pays the SCTL Termination Fee (as defined below) and SCTL and its representatives have otherwise complied with their obligations under the Merger Agreement. However, SCTL is only permitted to do the actions contemplated in clauses (A) and (B) above if, and only if, (x) the SCTL Board determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the SCTL Board to the SCTL shareholders under applicable law; (y) SCTL has given Parent prior written notice of its intention to make a Company Adverse Change Recommendation or terminate the Merger agreement at least 4 business days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice shall not constitute a Company Adverse Change Recommendation or termination) and, if desired by Parent, during such 5 business day period has negotiated, and has caused its representatives to negotiate, in good faith with respect to any revisions to the terms of the Merger Agreement or another proposal, to the extent proposed by Parent, so that such Acquisition Proposal would cease to constitute a Superior Offer; and (z) (1) SCTL has provided, and has directed its representatives to provide, to Parent, a summary of the material terms and conditions of the Acquisition Proposal in accordance with the terms of the Merger Agreement, (2) SCTL has given Parent the 4 business days after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and, to the extent requested by Parent, has negotiated in good faith with Parent and its representatives with respect to such proposed revisions or other proposal, if any, and (3) at the end of such 5 business day period, the SCTL Board makes the determination that the Acquisition Proposal remains a Superior Offer (after taking into account the amendments to the Merger Agreement and the Transactions proposed by Parent, if any).

•

the SCTL Board may make a Company Adverse Change Recommendation if and only if (A) a Change in Circumstance (as defined below) has occurred; (B) SCTL has provided Parent a Determination Notice at least 4 business days prior to making any such Company Adverse Change Recommendation; and (C) (x) the Determination Notice specifies in reasonable detail the facts and circumstances relating to such Change in Circumstance that render a Company Adverse Change Recommendation necessary and includes such documents, information and data in SCTL’s possession as reasonably relate to such Change in Circumstance, (y) SCTL has given Parent 4 business days after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal so that such Change in Circumstance would no longer necessitate a Company Adverse Change Recommendation, and, to the extent requested by Parent, has negotiated in good faith with Parent with respect to such proposed revisions or other proposal, if any, and (z) at the end of such 4 business day period, the SCTL Board, after consultation with outside legal counsel, makes the determination, in good faith, that the failure to make the Company Adverse Change Recommendation in response to such Change in Circumstance would be inconsistent with the fiduciary duties of the SCTL Board to SCTL’s shareholders under applicable law (after taking into account the amendments proposed to the Merger Agreement and the Transactions by Parent, if any).

“Change in Circumstance” means any event, change, effect, development, condition or occurrence material to SCTL occurring after the date of the Merger Agreement that (a) has a material positive effect on the business, assets, financial condition or results of operations of SCTL, (b) was neither known to the SCTL Board nor reasonably foreseeable as of or prior to the date of the Merger Agreement, and (c) does not relate to any Acquisition Proposal or any inquiry, offer, request or proposal that would reasonably be expected to lead to an Acquisition Proposal; provided, however, that in no event will any of the following constitute or contribute to a Change in Circumstance: (i) changes (including changes of applicable Law) or conditions generally affecting the industry in which the Acquired Companies operate, (ii) changes in the market price or trading volume of SCTL Common Stock (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Change in Circumstance), or (iii) SCTL’s meeting or exceeding any internal or published budgets, projections, forecasts or predictions of financial performance for any period, or the consequences of any of the foregoing (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Change in Circumstance).

Reasonable Best Efforts. Under and subject to the terms and conditions of the Merger Agreement, each of SCTL and Parent has agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable law to consummate and make effective the transactions contemplated by the Merger Agreement, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any governmental body or other person in connection with the consummation of the transactions.

State Takeover Laws. In the event that any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation becomes applicable to any of the transactions contemplated by the Merger Agreement, the parties will use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Offer, the Merger and the other Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any such statute on any of the Offer, the Merger or the other Transactions.

Access and Investigation. Unless prohibited by applicable law, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms, SCTL will provide Parent and its representatives (under supervision of appropriate personnel and in a manner that does not unreasonably interfere with the normal operation of SCTL’s business), at Parent’s sole expense, reasonable access during normal business hours to SCTL’s properties, books and records, contracts and personnel, and will furnish to Parent such information concerning SCTL’s business, properties and personnel as Parent or its representatives may reasonably request.

Section 16 Matters. Prior to the Offer Acceptance Time, SCTL and the SCTL Board will, to the extent necessary, take all appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation by SCTL directors and officers of Shares, SCTL Options and SCTL RSUs in the transactions contemplated by the Merger Agreement.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides that, from and after the Effective Time, the Surviving Corporation will indemnify and hold harmless each present or former director or officer of SCTL (the “Indemnified Parties”) for their acts and omissions occurring prior to the Effective Time, including in respect of the Transactions, as provided in the articles of incorporation and bylaws of SCTL (as in effect as of the date of the Merger Agreement) and as provided in the indemnification agreements between SCTL and said Indemnified Persons in the forms made available by SCTL to Parent prior to the date of the Merger Agreement. These obligations will survive the Merger and will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Persons, and will be observed by Parent, the Surviving Corporation and their successors and assigns to the fullest extent available under applicable law for a period of six years from the Effective Time.

From the Effective Time until the earlier of (i) the sixth anniversary of the Effective Time or (ii) such time as the Surviving Corporation ceases to exist, the articles of incorporation and the bylaws of the Surviving Corporation, as applicable, shall contain, and Parent shall cause the articles of incorporation and bylaws of the Surviving Corporation to contain, to the extent permitted by applicable law, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of each Indemnified Party than are set forth in the articles of incorporation and bylaws of the Company as in effect on the date of the Merger Agreement.

From the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Surviving Corporation (together with its successors and assigns, the “Indemnifying Parties”) will, to the fullest extent permitted under the articles of incorporation of SCTL (as in effect as of the date of the Merger Agreement) and applicable laws, indemnify, defend and hold harmless each Indemnified Person in his or her capacity as an officer or director of SCTL against all losses, claims, damages, liabilities (including amounts paid in settlement or compromise), fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of SCTL in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of SCTL at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the Transactions.

SCTL will purchase, prior to the Effective Time, a tail policy under the current directors’ and officers’ liability insurance policies maintained at such time by SCTL, which will (i) be effective for a period from the Effective Time through and including the date that is six years after the Effective Time for claims arising from facts or events that existed or occurred prior to or at the Effective Time, and (ii) contain coverage at least as protective as the coverage provided by the existing policies. If SCTL obtains such tail policy prior to the Effective Time, Parent will cause the policy to be maintained for its full term and cause all obligations under such tail policy to be honored by the Surviving Corporation. If such tail policy is not obtained, for a period of six years from the Effective Time, Parent and the Surviving Corporation will cause the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by SCTL and its subsidiaries with respect to matters arising on or before the Effective Time to be maintained. The annual premium for such tail policy may not exceed 300% of the last annual premium paid prior to the Effective Time.

Employment and Employee Benefits Matters. In accordance with the Merger Agreement, Parent will honor, and will cause the Surviving Corporation to honor, all severance agreements for all employees of SCTL who are employed by SCTL as of immediately prior to the Effective Time and who continue to be employed by Parent or the Surviving Corporation (or any affiliate thereof) following the Effective Time (such employees, the “Continuing Employees”). In addition, for the period beginning at the Effective Time and ending on December 31, 2024, Parent will provide, or cause to be provided, to each Continuing Employee, in the discretion of Parent, (i) total target cash compensation (defined as base salary (or base wages, as they may be), plus target short-term cash incentive compensation opportunities) that is either (A) no less favorable than the total target cash compensation that is provided to such Continuing Employee immediately prior to the execution of the Merger Agreement or (B) substantially comparable to the total target cash compensation provided to similarly situated employees of Parent or its Subsidiaries and (ii) employee benefits (excluding change in control, transaction, retention, equity and equity-based or other long-term incentives, pension plans, retiree health and welfare, deferred compensation and severance arrangements (the “Specified Arrangements”)) that are substantially comparable in the aggregate to the benefits (excluding the Specified Arrangements) that are (1) provided to such Continuing Employee immediately prior to the execution of the Merger Agreement pursuant to the Employee Plans, (2) provided to similarly situated employees of Parent or its subsidiaries or (3) a combination of (1) and (2).

Parent and the Surviving Corporation have agreed to use commercially reasonable efforts to provide each Continuing Employee, subject to applicable law and applicable tax qualification requirements, full credit (for purposes of eligibility to participate, vesting, benefit accruals, and vacation entitlement) for service with the Acquired Companies of Parent or the Surviving Corporation, as applicable, in which such employees become participants on or after the Effective Time (each, a “Parent Plan”), to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Employee Plan in which such Continuing Employee participated or was eligible to participate in immediately prior to the Effective Time; in each case, to the extent permitted under the terms of the applicable Parent Plans and applicable law. Parent will use commercially reasonable efforts to waive all limitations and exclusions as to pre-existing conditions, and all waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such limitations, exclusions and waiting periods would not (or, as applicable, did not) apply under a similar employee benefit plan in which such employees participated prior to the Effective Time.

Parent has also agreed to use commercially reasonable efforts to cause any eligible expense incurred by a Continuing Employee and his or her covered dependents during the portion of the plan year immediately before the Effective Time to be taken into account for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents under any health and welfare benefit plan of Parent or the Surviving Corporation, as if such amounts had been paid in accordance with the applicable health and welfare benefit plan of Parent or the Surviving Corporation.

Shareholder Litigation. Prior to the Effective Time, SCTL will (1) provide Parent with prompt notice of all shareholder litigation relating the Merger Agreement, the Offer, the Merger or any of the Transactions; (2) keep Parent reasonably informed with respect to the status thereof; (3) provide Parent with the reasonable opportunity to review and comment on all material filings or responses to be made by SCTL in connection with such litigation; and (4) provide Parent with the right to consult on any settlement with respect to such transaction litigation. SCTL may not settle any such litigation without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Delisting; Deregistration. Prior to the Effective Time, SCTL will cooperate with Parent and take, or cause to be taken, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under appliable law and the rules and policies of Nasdaq, to enable the delisting by the Surviving Corporation of the Shares from Nasdaq as promptly as practicable after the Effective Time and the deregistration of the Shares under the Exchange Act as promptly as practicable following the delisting.

Tax Returns. SCTL and its subsidiaries have represented under the Merger Agreement that (i) they have timely filed on or before the applicable due date (taking into account any applicable extensions) all material tax returns required to be filed by them, (ii) all material tax returns have been prepared in accordance with all applicable laws and are accurate and complete in all material respects; and (iii) SCTL and its subsidiaries have timely paid in full all material taxes required to be paid.

Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligations of SCTL, Parent and Purchaser to effect the Merger are subject to the satisfaction or (to the extent permissible under applicable law, waiver by all parties) at or prior to the Effective Time of the following conditions:

•

there will not have been issued by any court of competent jurisdiction and remain in effect any temporary, preliminary or permanent Order (as defined in the Merger Agreement) preventing the consummation of the Merger, nor any law or Order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any governmental body which directly or indirectly prohibits or makes illegal the consummation of the Merger; and

•	Purchaser will have irrevocably accepted for payment all of the Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

Termination. The Merger Agreement may be terminated, and the Offer and the Merger may be abandoned:

(a)	by mutual written consent of Parent and SCTL at any time prior to the Offer Acceptance Time;

(b)	by either SCTL or Parent if:

(i)	the Offer Acceptance Time has not occurred on or prior to August 28, 2024; or

(ii)

any court or other governmental body of competent jurisdiction has issued an Order that has the effect of permanently restraining, enjoining, or otherwise prohibiting the Offer or the Merger, or making consummation of the Offer or the Merger illegal, and such Order has become final and non-appealable.

(c)	by Parent, at any time prior to the Offer Acceptance Time, if:

(i)	(A) the SCTL Board effects a Company Adverse Change Recommendation; or (B) SCTL willfully breaches any of its obligations under Section 6.3 (No Solicitation) of the Merger Agreement; or

(ii)

there has been a breach of any representation or warranty made by SCTL in the Merger Agreement or SCTL has failed to perform any covenant or obligation in the Merger Agreement, and such breach or inaccuracy would cause a failure of the conditions of the Offer Conditions that cannot be satisfied or cured by SCTL by August 28, 2024, or if capable of being cured, SCTL has not cured within 30 days following the date on which Parent gives SCTL written notice of such breach or failure to perform.

(d)	by SCTL, at any time prior to the Offer Acceptance Time:

(i)

in order to accept a Superior Offer and substantially concurrently with such termination enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”), if (A) SCTL has determined that an Acquisition Proposal constitutes a Superior Offer in accordance with the terms and conditions of the Merger Agreement, (B) SCTL has complied in all material respects with its covenants and obligations under Section 6.3 (No Solicitation) of the Merger Agreement, and (C) SCTL, prior to or concurrently with such termination, pays Parent the SCTL Termination Fee (as defined below);

(ii)

there has been a breach of any representation or warranty made by Parent or Purchaser in the Merger Agreement or there has been a failure to perform any covenant or agreement on the part of Parent or Purchaser and such breach or failure would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions (and such breach cannot be cured before the earlier of (A) August 28, 2024 and (B) thirty days following receipt by Parent or Purchaser of written notice of such breach or, if such breach is capable of being cured within such period, it has not been cured within this period); or

(iii)

in the event (A) Purchaser fails to commence the Offer in violation of the Merger Agreement (other than due to a violation by SCTL of its obligations under the Merger Agreement); (B) Purchaser terminates the Offer prior to the effective Expiration Date when it is not otherwise permitted to do so under the Merger Agreement; or (C) Purchaser fails to purchase all Shares validly tendered (and not validly withdrawn) when required to do so in accordance with the terms of the Merger Agreement.

Effect of Termination. If the Merger Agreement is properly and validly terminated, the Merger Agreement will be of no further force or effect and there will be no liability or obligation on the part of Parent, Purchaser or SCTL following any such termination, except that (i) certain specified provisions of the Merger Agreement will survive, including those described under “SCTL Termination Fee” below; (ii) the confidentiality agreement by and among Parent and SCTL will survive the termination of the Merger Agreement and remain in full force and effect in accordance with its terms; and (iii) termination will not relieve any party from liability for fraud or any willful or intentional breach of such party’s representations, warranties, covenants or agreements set forth in the Merger Agreement.

SCTL Termination Fee. In the event that the Merger Agreement is terminated: (i) by SCTL because the SCTL Board has determined than an Acquisition Proposal constitutes a Superior Offer and has complied in all material respects with its covenants and obligations under Section 6.3 (No Solicitation) of the Merger Agreement; (ii) by Parent because SCTL has either (A) effected a Company Adverse Change Recommendation or (B) willfully breached its obligations under Section 6.3 (No Solicitation) of the Merger Agreement; (iii) (A) (x) by either Parent or SCTL because the Offer Acceptance Time has not occurred on or prior to August 28, 2024 or (y) by Parent because there has been a breach of any representation or warranty made by SCTL in the Merger Agreement or SCTL has failed to perform any covenant or obligation in the Merger Agreement, and such breach or inaccuracy would cause a failure of the conditions of the Offer Conditions that cannot be satisfied or cured by SCTL by August 28, 2024, or if capable of being cured, SCTL has not cured within 30 days following the date on which Parent gives SCTL written notice of such breach or failure to perform (provided, that in either case, at the time of such termination, the Minimum Condition is not satisfied), (B) prior to any such termination, a bona fide Acquisition Proposal has been made to SCTL or publicly disclosed (whether by SCTL or the third party), and in each case, has not been withdrawn prior to the date of such termination, and (C) within 12 months after such termination, (1) SCTL consummates a transaction relating to the an Acquisition Proposal or (2) SCTL enters into an agreement with respect to any Acquisition Proposal and such Acquisition Proposal is subsequently consummated, then SCTL has agreed to pay Parent a termination fee of $5,000,000 (the “SCTL Termination Fee”). SCTL will not be required to pay the SCTL Termination Fee more than once pursuant to the terms of the Merger Agreement.

Remedies. SCTL, Parent and Purchaser have agreed that in the event of any breach of the Merger Agreement, irreparable harm would occur that money damages could not make whole. Accordingly, the parties have agreed that (i) each party will be entitled to (subject to certain provisions of the Merger Agreement), in addition to any other remedy it may be entitled to at law or in equity, to compel specific performance to prevent or restrain breaches or threatened breaches of the Merger Agreement in any action without the posting of a bond or undertaking, and (ii) the parties waive, in any action for specific performance, the defense of adequacy of a remedy at law and any other objections to specific performance of the Merger Agreement.

Fees and Expenses. Except in limited circumstances expressly specified in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, whether or not the Offer and Merger are consummated; provided, however, that if the Closing occurs, then Parent will pay or cause to be paid (i) by wire transfer of immediately available funds all amounts owing (whether or not then due and payable) by SCTL or any of its Subsidiaries as out-of-pocket advisory, broker, accounting, legal, investment banking and other professional fees incurred in connection with the transactions contemplated by the Merger Agreement as and when due and (ii) to the recipient thereof, in accordance with the applicable terms, all sale, change in control, transaction or retention bonuses or severance payments or other transaction-related payments to be paid to any current or former employee, director, officer or other service provider of any of SCTL or any of its Subsidiaries becomes payable as a result of the execution of Merger Agreement or the consummation of the Transactions (whether alone or in connection with any subsequent event(s)) as and when due, subject to the receipt of customary payoff letters, invoices or termination agreements, as applicable, to the extent reasonably requested by Parent. SCTL has provided Parent with its good faith estimate of all expenses it expects to incur or it will be or become obligated to pay at or in connection with closing. SCTL has agreed to use commercially reasonable efforts to manage the expenses during the pre-closing period such that they do not exceed the good faith estimate provided by SCTL. However, SCTL is not prohibited from incurring additional transaction expenses to the extent it reasonably determines in good faith that such transaction expenses are necessary and appropriate in connection with the consummation of the Transactions.

Governing Law. The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Other Agreements

Tender and Support Agreements

In connection with the execution of the Merger Agreement, the directors and executive officers of SCTL and certain of their affiliates, along with certain other SCTL shareholders, including First Light Asset Management (the “Supporting Shareholders”), and the Purchaser entered into tender and support agreements (the “Support Agreements”). Collectively, as of February 28, 2024, the Supporting Shareholders beneficially owned approximately 25.5% of the outstanding Shares.

The Tender and Support Agreements provide that, no later than ten business days after the commencement of the Offer, the Supporting Shareholders will tender into the Offer, and not withdraw, all the Shares that each Supporting Shareholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreements or that the Supporting Shareholders acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the “Subject Shares”).

During the period from February 28, 2024 until the termination of the Tender and Support Agreements (the “Support Period”), the Supporting Shareholders have agreed, in connection with any annual or special meeting of the shareholders of SCTL, however called, including any adjournment or postponement thereof, to (i) appear at each such meeting or otherwise cause all such Subject Shares to be counted as present at the meeting for purposes of determining a quorum and (ii) be present (in person or by proxy) and vote or cause to be voted, or deliver (or cause to be delivered) a written consent with respect to all of the Subject Shares, (x) against any action or agreement that would reasonably be expected to (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of SCTL contained in the Merger Agreement or of the Support Agreement Party in the Support Agreement; or (2) result in any of the conditions set forth in Section 11 — “The Merger Agreement; Other Agreements—Conditions to the Merger” or Section 15 — “Conditions to the Offer” of this Offer to Purchase not being satisfied by August 28, 2024; (y) against any change in membership of the SCTL Board that is not recommended or approved by the SCTL Board; and (z) against any Acquisition Proposal or any other action, agreement or transaction involving SCTL that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone or prevent the consummation of the Offer or the Merger.

During the Support Period, each Supporting Shareholder has further agreed not to, directly or indirectly, (i) create or permit to exist any Encumbrance (as defined in the Merger Agreement), other than certain Permitted Encumbrances (as defined in the Merger Agreement), on any of such Supporting Shareholder’s Subject Shares, (ii) transfer, sell (including short sell), assign, gift, hedge, distribute, pledge, grant a participation interest in, hypothecate or otherwise dispose of (including, for the avoidance of doubt, by depositing, submitting or otherwise tendering any such Subject Shares into any tender or exchange offer other than the Offer), or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of such Supporting Shareholder’s Subject Shares, or any right or interest therein (or consent to any of the foregoing), (iii) enter into any contract with respect to any Transfer of such Supporting Shareholder’s Subject Shares or any legal or beneficial interest therein, (iv) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any of such Supporting Shareholder’s Subject Shares, (v) deposit or permit the deposit of any of such Supporting Shareholder’s Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of such Supporting Shareholder’s Subject Shares, or (vi) take or permit any other action that would in any way restrict, limit, impede, delay or interfere with the performance of such Supporting Shareholder’s obligations thereunder in any material respect, otherwise make any representation or warranty of such Supporting Shareholder therein untrue or incorrect, or have the effect of preventing or disabling such Supporting Shareholder from complying with any of their obligations under the Tender and Support Agreements. The restrictions on Transfer are subject to certain customary exceptions.

During the Support Period, the Supporting Shareholders, solely in their capacities as shareholders of SCTL, will not, and will cause their representatives not to, directly or indirectly (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of providing information or taking any other action) any inquiries, proposals or offers, or the making of any submission or announcement of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to any Acquisition Proposal, (ii) directly or indirectly engage in, enter into or participate in any discussions or negotiations with any person regarding, or furnish to any person any information or afford access to the business, properties, assets, books or records of SCTL to, or take any other action to assist, knowingly facilitate or knowingly encourage any effort by any person, in each case in connection with or in response to any inquiry, offer or proposal that constitutes, or could reasonably be expected to lead to any Acquisition Proposal, (iii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, purchase agreement, acquisition agreement, option agreement or other similar instrument relating to any Acquisition Proposal, (iv) knowingly encourage or recommend any other holder of Shares to vote against the Merger or to not tender Shares into the Offer or (vi) resolve or agree to do any of the foregoing. The Tender and Support Agreements provide that the Supporting Shareholders’ obligations under the agreements are solely in their respective capacities as shareholders of SCTL, and not, if applicable, in such shareholders’ or any of their affiliates’ capacity as a director, officer or employee of SCTL, and that nothing in the Tender and Support Agreements in any way restricts a director or officer of SCTL in the taking of any actions (or failures to act) in his or her capacity as a director or officer of SCTL, or in the exercise of his or her fiduciary duties as a director or officer of SCTL.

Each Tender and Support Agreement terminates automatically upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, or (iii) the date on which any amendment or change to the Merger Agreement or the Offer is effected without the applicable Supporting Shareholders’ consent that decreases the amount, or changes the form, of consideration payable to all shareholders of SCTL pursuant to the terms of the Merger Agreement.

The Confidentiality Agreement

SCTL and QHP Capital entered into a Mutual Non-Disclosure and Confidentiality Agreement, effective as of October 27, 2023, as amended, in connection with a possible negotiated business transaction between the parties or their respective affiliates (as amended, the “Confidentiality Agreement”). Under the Confidentiality Agreement, QHP Capital agreed, among other things, to keep certain non-public information concerning SCTL confidential (subject to certain exceptions, including, but not limited to, if certain confidential information was in the public domain prior to the time of its disclosure under the Confidentiality Agreement or if certain confidential information is or was independently developed or discovered by or for QHP Capital without use of or reference to SCTL’s confidential information). Obligations under the Confidentiality Agreement will remain in effect for two years following expiration of the term of the Confidentiality Agreement. The Confidentiality Agreement was amended on February  28, 2024, to clarify that the standstill obligations do not apply to the transactions contemplated by the Merger Agreement.

12. Purpose of the Offer; Plans for SCTL.

Purpose of the Offer. The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, SCTL. The Offer, as the first step in the acquisition of SCTL, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the conditions to the obligations of Parent and Purchaser to effect the Merger contained in the Merger Agreement, Purchaser intends to consummate the Merger as soon as practicable following the Offer Acceptance Time.

Former holders of Shares whose Shares are purchased in the Offer will cease to have any equity interest in SCTL and will no longer participate in the future growth of SCTL. If the Merger is consummated, all current holders of Shares will no longer have an equity interest in SCTL, regardless of whether they tender their Shares in connection with the Offer, and instead will only have the right to receive the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger in compliance with Chapter 15, Subchapter D of the PBCL, the amounts to which such holders of Shares are entitled thereunder.

Merger Without a Vote of the SCTL Shareholders. If the Offer is consummated, we are not required to and will not seek the approval of SCTL’s remaining shareholders before effecting the Merger. Section 321(f) of the PBCL generally provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation and its affiliates own at least such percentage of the shares of stock, and each class or series thereof of the target corporation that, absent Section 321(f) of the PBCL, would be required to adopt a merger agreement under the PBCL and the target corporation’s articles of incorporation, and the other shareholders are entitled to receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation may effect a merger without a vote of the shareholders of the target corporation. Accordingly, if the Offer is completed, it will mean that the Minimum Condition has been satisfied, and if the Minimum Condition has been satisfied, it will mean that the Merger will be effected in accordance with Section 321(f) of the PBCL. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the shareholders of SCTL, in accordance with Section 321(f) of the PBCL.

Plans for SCTL. If the Offer and Merger are consummated, at the Effective Time, the Surviving Corporation’s articles of incorporation and bylaws will be amended and restated to conform to the articles of incorporation and bylaws of Purchaser as in effect immediately prior to the Effective Time, except that references to the name of Purchaser will be replaced by references to the name of the Surviving Corporation. Purchaser’s directors immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of the Surviving Corporation will be the respective individuals who served as the officers of Purchaser as of immediately prior to the Effective Time, in each case, until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. SCTL will request each director of SCTL immediately prior to the Effective Time to execute and deliver a letter effectuating his or her resignation as a member of the SCTL Board.

Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of SCTL will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Based on available information, we are conducting a detailed review of SCTL and its assets, corporate structure, dividend policy, capitalization, indebtedness, operations, properties, policies and management and personnel, and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. We also expect that the Shares will be delisted and will no longer be quoted on Nasdaq, and that SCTL’s obligation to file periodic reports under the Exchange Act will be suspended. We will continue to evaluate the business and operations of SCTL during the pendency of the Offer and after the consummation of the Offer and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of SCTL’s business, operations, capitalization and management with a view to optimizing the value of Parent. Possible changes could include changes in SCTL’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, business development opportunities, asset purchases or sales, strategic transactions, indebtedness or dividend policy.

Except as described above or elsewhere in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving SCTL or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of SCTL or any of its subsidiaries, (iii) any change in the SCTL Board or management of SCTL, (iv) any material change in SCTL’s capitalization or dividend policy, (v) any other material change in SCTL’s corporate structure or business, (vi) a class of securities of SCTL being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of SCTL being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13. Certain Effects of the Offer.

Because the Merger will be effected in accordance with Section 321(f) of the PBCL, no shareholder vote will be required to consummate the Merger. Following the Offer Acceptance Time and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and SCTL will consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between the Offer Acceptance Time and the consummation of the Merger.

Market for Shares. If the Offer is consummated and we accordingly acquire a number of Shares that satisfies the Minimum Condition and the other conditions to the Merger are satisfied or waived, then, in accordance with the terms of the Merger Agreement, we will effect the Merger as soon as practicable following the consummation of the Offer. As a result of the Merger, there will be no public or other market for the Shares.

Stock Exchange Listing. The Shares are currently listed on Nasdaq. However, the rules of Nasdaq establish certain criteria that, if not met, could lead to the delisting of Shares from Nasdaq. Among these criteria are the number of shareholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of Nasdaq for continued listing, the market for Shares would be adversely affected. Parent, Purchaser and SCTL have agreed to take, or cause to be taken, all actions necessary to delist the Shares from Nasdaq after the Effective Time. We expect to consummate the Merger as soon as practicable following the Offer Acceptance Time and, if the Merger takes place, SCTL will no longer be publicly traded.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of Shares. Depending upon factors similar to those described above regarding the market for Shares and stock quotations, it is possible that, following the Offer, Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The registration of the Shares may be terminated upon application by SCTL to the SEC if Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of Shares under the Exchange Act would substantially reduce the information required to be furnished by SCTL to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to SCTL, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of SCTL and persons holding “restricted securities” of SCTL to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired. If registration of Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq as described above. Parent and Purchaser currently intend to cause SCTL to terminate the registration of Shares under the Exchange Act (and as permitted by applicable law, the requirement to make filings under the Exchange Act) after the Effective Time and as soon as the requirements for termination of registration are met.

14. Dividends and Distributions.

The Merger Agreement provides that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, neither SCTL nor any of its subsidiaries will establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock.

15. Conditions to the Offer.

Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, to pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any validly tendered (and not validly withdrawn) Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares if the Merger Agreement has been terminated in accordance with its terms or at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to the Merger Agreement), if any of the following conditions are not satisfied or waived in writing by Parent as of the Expiration Date:

(i)

the number of Shares (A) “purchased” (as such term is defined in Section 321(f) of the PBCL) by Parent or Purchaser in accordance with the Offer, (B) otherwise owned by Parent or Purchaser or by any parent of Parent or Purchaser or any wholly owned subsidiary of any of the foregoing, or

(C) subject to an agreement that they are to be transferred, contributed or delivered to the Purchaser, any parent of Purchaser or any wholly owned subsidiary of any of the foregoing in exchange for shares or interests in Parent or Purchaser or such parent or subsidiary, collectively represent at least one Share more than 50% of the then issued and outstanding Shares as of immediately after the consummation of the Offer (the “Minimum Condition”);

(ii)

(A) the representations and warranties of SCTL set forth in Section 4.1 (Due Organization; Subsidiaries, Etc.), Section 4.3 (Authority; Binding Nature of Agreement), Section 4.4 (Capitalization, Etc.) (solely with respect to subsections (b) and (e)), Section 4.5 (Non-Contravention; Consents) (solely with respect to clause (a)), Section 4.25 (Merger Approval) and Section 4.27 (Brokers and Other Advisors) of the Agreement will have been accurate (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) in all material respects at and as of the Offer Acceptance Time as if made on and as of such time (except representations and warranties that by their terms speak specifically as of another date or time, in which case as of such other date or time); (B) the representations and warranties of SCTL set forth in Section 4.4 (Capitalization, Etc.) (solely with respect to subsections (a), (c) and (d)) and Section 4.7 (solely with respect to subsection (a)) of the Agreement will have been accurate in all respects as of the date of the Merger Agreement and will be accurate in all respects (other than de minimis inaccuracies and inaccuracies resulting from actions permitted by the Merger Agreement or consented to by Parent) (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date will be measured as of such date); and (C) all of the other representations and warranties of SCTL set forth in the Merger Agreement (other than those referred to in clauses (b)(i) or (b)(ii) above) will have been accurate (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) in all respects at and as of the Offer Acceptance Time as if made on and as of such time (except representations and warranties that by their terms speak specifically as of another date or time, in which case as of such other date or time), except where any failure of any representation or warranty to be so accurate has not had, and would not reasonably be expected to have, a Material Adverse Effect (the “Representations Condition”);

(iii)

SCTL having complied with or performed in all material respects all of SCTL’s covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time (the “Obligations Condition”);

(iv)

Parent and Purchaser having received a certificate executed on behalf of SCTL by SCTL’s Chief Executive Officer or Chief Financial Officer confirming that the Representations Condition, the Obligations Condition and the MAE Condition (as defined below) have been duly satisfied;

(v)

there having not been issued by any court of competent jurisdiction or remain in effect any temporary, preliminary or permanent Order preventing the acquisition of or payment for Shares pursuant to the Offer, nor will any Law (other than any Antitrust Law) have or Order been promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body of competent jurisdiction and remaining in effect that directly or indirectly enjoins, restrains or otherwise prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger (the “Order Condition”);

(vi)	any waiting period (or any extension thereof) applicable to the Offer under the HSR Act will have expired or been terminated (the “Regulatory Condition”);

(vii)	since the date of the Merger Agreement, there not having occurred a Material Adverse Effect that is continuing (the “MAE Condition”); and

(viii)	the Merger Agreement has not been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions are for the sole benefit of Parent and Purchaser and other than each of the Minimum Condition, Order Condition and Regulatory Condition, may be waived (but solely to the extent permitted by the Agreement and applicable Law) by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser. For purposes of this Section 15, capitalized terms used in this Section 15, defined in the Merger Agreement and not otherwise defined herein have the meanings set forth in the Merger Agreement, a copy of which is filed as Exhibit (d)(1) of the Schedule TO and is incorporated herein by reference.

16. Certain Legal Matters; Regulatory Approvals; Appraisal Rights.

General. Except as described in this Section 16, based on its examination of publicly available information filed by SCTL with the SEC, other publicly available information concerning SCTL and other information made available to Purchaser by SCTL, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to SCTL’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to SCTL’s business, any of which under certain conditions specified in the Merger Agreement could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15—“Conditions to the Offer.”

State Takeover Statutes. A number of states (including Pennsylvania, where SCTL is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire securities of corporations that are incorporated in, or that have substantial assets, shareholders, principal executive offices or principal places of business in those states or whose business operations otherwise have substantial economic effects in such states. SCTL, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws.

The Pennsylvania Takeover Disclosure Law (“PTDL”) purports to regulate certain attempts to acquire a corporation which (i) is organized under the laws of Pennsylvania or (ii) has its principal place of business and substantial assets located in Pennsylvania. In Crane Co. v. Lam, the United States District Court for the Eastern District of Pennsylvania preliminarily enjoined, on grounds arising under the United States Constitution, enforcement of at least the portion of the PTDL involving the pre-offer waiting period thereunder. Section 8(a) of the PTDL provides an exemption for any offer to purchase securities as to which the board of directors of the target company recommends acceptance to its shareholders, if at the time such recommendation is first communicated to shareholders the Purchaser files with the Pennsylvania Securities Commission (“PSC”) a copy of the Schedule TO and certain other information and materials. The SCTL Board has unanimously (i) determined that the Transactions are advisable, fair to, and in the best interests of SCTL and its shareholders, (ii) authorized and approved the execution, delivery and performance by SCTL of the Merger Agreement and the consummation of the Transactions on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved that the Merger will be governed by Section 321(f) of the PBCL and (iv) resolved to recommend that the shareholders accept the Offer and tender their Shares pursuant to the Offer.

While reserving and not waiving its right to challenge the validity of the PTDL or its applicability to the Offer, Purchaser is making a Section 8(a) filing with the PSC in order to qualify for the exemption from the PTDL. Pursuant to Section 10 of the PTDL, Purchaser will submit the appropriate $100 notice filing fee along with the Section 8(a) filing. The Section 8(a) filing should be available for inspection at the PSC’s office at 17 North Second Street, Suite 1300, Harrisburg, Pennsylvania 17101 during business hours.

Chapter 25 of the PBCL contains other provisions relating generally to takeovers and acquisitions of certain publicly owned Pennsylvania corporations such as SCTL that have a class or series of shares entitled to vote generally in the election of directors of a corporation registered under the Exchange Act (a “registered corporation”). The following discussion is a general and abbreviated summary of certain features of such chapter, is not intended to be complete or to completely address potentially applicable exceptions or exemptions, and is qualified in its entirety by reference to Chapter 25 of the PBCL.

In addition to other provisions not applicable to the Offer or the Merger, Subchapter 25D of the PBCL includes provisions requiring, among other things, approval of a merger of a registered corporation with an “interested shareholder” in which the “interested shareholder” is treated differently from other shareholders, by the affirmative vote of the shareholders entitled to cast at least a majority of the votes that all shareholders other than the interested shareholder are entitled to cast with respect to the transaction without counting the votes of the interested shareholder. This disinterested shareholder approval requirement is not applicable to a transaction (i) approved by a majority of disinterested directors, (ii) in which the consideration to be received by shareholders is not less than the highest amount paid by the interested shareholder in acquiring shares of the same class, or (iii) effected without submitting the merger to a vote of shareholders as permitted in Section 321(f) of the PBCL.

Subchapter 25E of the PBCL provides that, in the event that a purchaser (or a group of related persons, or any other person or group of related persons) were to acquire Shares that would cause them to hold at least 20% of the voting power of SCTL, in connection with the Offer or otherwise (a “Control Transaction”), shareholders of SCTL would have the right to demand “fair value” of such shareholders’ Shares and to be paid such fair value upon compliance with the requirements of Subchapter 25E. Under Subchapter 25E, “fair value” may not be less than the highest price per share paid by the controlling person or group at any time during the 90-day period ending on and including the date of the Control Transaction, plus an increment, if any, representing any value, including, without limitation, any proportion of value payable for acquisition of control of SCTL, that may not be reflected in such price.

Subchapter 25F of the PBCL prohibits under certain circumstances certain “business combinations,” including mergers and sales or pledges of significant assets, of a registered corporation with an “interested shareholder” for a period of five years. Subchapter 25F exempts, among other things, business combinations approved by the board of directors prior to a shareholder becoming an interested shareholder.

Subchapter 25G of the PBCL, relating to “control-share acquisitions,” prevents under certain circumstances the owner of a control-share block of shares of a registered corporation from voting such shares unless a majority of both the “disinterested” shares and all voting shares approve such voting rights. Failure to obtain such approval may result in a forced sale by the control-share owner of the control share block to the corporation at a possible loss.

Subchapter 25H of the PBCL, relating to profit disgorgement by certain controlling shareholders of a registered corporation who obtained or sought to obtain control of such corporation, provides that under certain circumstances any profit realized by such a shareholder from the disposition of shares of the corporation to any person (including to SCTL under Subchapter 25G or otherwise) will be recoverable by SCTL.

Subchapter 25I of the PBCL entitles “eligible employees” of a registered corporation to a lump sum payment of severance compensation under certain circumstances if the employee is terminated, other than for willful misconduct, within 90 days before voting rights lost as a result of a control-share acquisition are restored by a vote of disinterested shareholders pursuant to Subchapter 25G (if such termination was pursuant to an agreement with the acquiring shareholder) or 24 months after such control share approval is obtained. Subchapter

25J of the PBCL provides protection against termination or impairment under certain circumstances of “covered labor contracts” of a registered corporation as a result of a “business combination transaction” if the business operation to which the covered labor contract relates was owned by the registered corporation at the time voting rights of the acquired Shares are restored by shareholder vote after a control-share acquisition.

Section 2504 of the PBCL provides that the applicability of Chapter 25 of the PBCL to a registered corporation having a class or series of shares entitled to vote generally in the election of directors registered under the Exchange Act or otherwise satisfying the definition of a registered corporation under Section 2502(1) of the PBCL will terminate immediately upon the termination of the status of the corporation as a registered corporation.

SCTL has represented to Parent and Purchaser in the Merger Agreement that the SCTL Board has taken or will take, prior to the Offer Acceptance Time, all actions necessary so that any restrictions related to business combinations contained in the PBCL will be inapplicable to the execution, delivery and performance of the Merger Agreement and the Transactions.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated, and has a substantial number of shareholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there.

Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any such state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and SCTL, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15—“Conditions to the Offer.”

Foreign Laws. Based on a review of the information currently available relating to the countries and businesses in which SCTL and Parent are engaged, Parent and Purchaser are not aware of any material filing or approval in any foreign country that is required in order to consummate the Offer and the Merger.

Dissenters’ Rights. No dissenters’ rights are available to the holders of Shares in connection with the Offer. However, if the Merger takes place in accordance with Section 321(f) of the PBCL, shareholders who have not tendered their Shares pursuant to the Offer and who comply with the applicable legal requirements will have dissenters’ rights under Chapter 15, Subchapter D of the PBCL or any successor or replacement provision to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares, in lieu of the right to receive the Offer Price. Such rights to demand appraisal, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the Effective Time (excluding any element of value in anticipation of the Merger), required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the Offer Price or the market value of the Shares, including asset values and the investment value of the Shares. The fair value so determined could be more or less than the per Share Offer Price. Moreover, Purchaser or SCTL may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the Offer Price.

As will be described more fully in the Schedule 14D-9, in order to exercise appraisal rights under Chapter 15, Subchapter D of the PBCL in connection with the Merger, an SCTL shareholder must do all of the following:

•	prior to the Offer Acceptance Time, deliver to SCTL a written notice of intention to demand payment of the fair value of his, her or its shares (if the Merger is completed);

•	make no change in the holder’s beneficial ownership of his, her or its shares from the date of the written notice through the day of the Merger; and

•	refrain from tendering his, her or its shares in the Offer.

Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so in connection with the Merger should carefully review each of the Schedule 14D-9 and Chapter 15, Subchapter D of the PBCL because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the PBCL.

The foregoing discussion is not a complete statement of law pertaining to dissenters’ rights under the PBCL and is qualified in its entirety by the full text Chapter 15, Subchapter D of the PBCL. The preservation and proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the PBCL. Failure to fully and precisely follow the steps required by Chapter 15, Subchapter D of the PBCL for the perfection of appraisal rights will result in the loss of those rights. The Schedule 14D-9 will include information directing the SCTL shareholders to a publicly available electronic resource at which Chapter 15, Subchapter D of the PBCL may be accessed without subscription or cost. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Chapter 15, Subchapter D of the PBCL. Any SCTL shareholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

The information provided above is for informational purposes only. If you tender your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, upon the terms and subject to the Offer Conditions, you will receive the Offer Price for your Shares.

“Going Private” Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, shareholders will receive the same Offer Price as that paid in the Offer.

Litigation. To the knowledge of Parent and Purchaser, as of March 8, 2024, there is no pending litigation against Parent, Purchaser or SCTL in connection with the Merger or the transactions contemplated by the Merger Agreement.

Shareholder Approval Not Required. Section 321(f) of the PBCL generally provides that no vote of shareholders of a constituent corporation that has a class or series of stock that is listed on a national securities exchange is required to authorize a merger if certain requirements are met, including that (a) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired on the terms set forth in a merger agreement that, absent Section 321(f) of the PBCL, would be entitled to vote on the adoption of the merger agreement, and (b) immediately following the consummation of the tender offer, the stock irrevocably accepted for purchase pursuant to such offer and received by the Depositary and Paying Agent prior to the expiration of such offer, together with the stock otherwise owned by the acquiring company or its affiliates equals at least such percentage of the stock of the company to be acquired, and of each class and series thereof, that, absent Section 321(f) of the PBCL, would be required to adopt the merger agreement under the PBCL and the articles of incorporation of the company to be acquired. If the Minimum Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will hold a sufficient number of Shares to consummate the Merger under Section 321(f) of the PBCL without submitting the adoption of the Merger Agreement to a vote of the SCTL shareholders. Following the Offer Acceptance Time, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and SCTL will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of SCTL shareholders in accordance with Section 321(f) of the PBCL.

17. Interests of Certain SCTL Directors and Executive Officers in the Offer and the Merger.

In considering the fairness of the consideration to be received in the Offer and the Merger, the shareholders of SCTL should be aware that certain directors and executive officers of SCTL have interests in the Offer and Merger that may present them with certain actual or potential conflicts of interest. A description of these interests, including the information required to be disclosed pursuant to Item 402(t) of Regulation S-K, is included in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation” and “Item 8. Additional Information,” which description and information is incorporated herein by reference.

18. Fees and Expenses.

Parent and Purchaser have retained D.F. King & Co., Inc. to act as the Information Agent and Broadridge Corporate Issuer Solutions, LLC to act as the Depositary and Paying Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary and Paying Agent each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses and will be indemnified against certain liabilities and expenses in connection with their respective services.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and Paying Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19. Miscellaneous.

The Offer is being made to all holders of Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Parent, Purchaser, the Depositary and Paying Agent or the Information Agent for the purpose of the Offer.

Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments to it. In addition, SCTL will file with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the SCTL Board Recommendation and the reasons for the SCTL Board Recommendation and furnishing certain additional related information. A copy of these documents, and any amendments to them, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8—“Certain Information Concerning Parent, Purchaser and Certain Related Persons.”

SCHEDULE I – INFORMATION RELATING TO PARENT, PURCHASER AND CERTAIN RELATED ENTITIES

Background

Purchaser is a Pennsylvania corporation and a wholly owned subsidiary of Parent. The following entities (collectively, the “Parent Affiliates”) have direct or indirect control of Parent:

Entity	State of Formation / Organization	Controlled By	Management
NQ PE Project Stingray Midco. Inc. (“Midco”)	Delaware	NQ PE Project Stingray Topco, Inc. as sole stockholder	Directors

NQ PE Project Stingray Topco Inc. (“Topco”)	Delaware	NQ PE Project Stingray Parent, L.P., as sole stockholder	Directors

NQ PE Project Stingray Parent, L.P. (“Stingray LP”)	Cayman Islands	NQ PE Project Stingray Parent GP, Ltd., as general partner	General Partner

NQ PE Project Stingray Parent GP, Ltd. (“Parent GP”)	Cayman Islands	NQ PE I GP, Ltd., as sole member (“NQ PE I GP”)	Directors

Unless otherwise indicated, the business address of each of the Parent Affiliates is c/o QHP Capital, L.P., 4509 Creedmoor Road, Suite 403, Raleigh, North Carolina 27612 and the phone number of each Parent Affiliate and each person is (919) 261-5250. Except as otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Purchaser

The name current principal occupation or employment and material occupations, positions, offices or employment of each director and executive officer of Purchaser are set forth below.

Name	Position at Purchaser	Current Principal Occupation or Employment and 5-Year Employment History
Jeff Edwards	President and Board Member	Mr. Edwards has been an owner and partner at QHP Capital, L.P. since March 2021. From August 2015 until March 2021, he was a partner at NovaQuest Private Equity.

Vern Davenport	Secretary, Treasurer and Board Member	Mr. Davenport has been an owner and partner at QHP Capital, L.P. since March 2021. From February 2017 until March 2021, he was a partner at NovaQuest Private Equity.

Parent

The name current principal occupation or employment and material occupations, positions, offices or employment of each director and executive officer of Parent are set forth below. The address of the principal executive office of Parent is 14205 Myerlake Circle, Clearwater, Florida 33760 and its telephone number is (727) 259-6950.

Name	Position at Parent	Current Principal Occupation or Employment and 5-Year Employment History

Ajay Damani	Chief Executive Officer and Board Member	Mr. Damani has served as Chief Executive Officer of Parent since October 2021. Prior to this role, Mr. Damani was acting Chief Strategy Officer at Parent from January 2021 until October 2021. Between May 2018 and January 2021, Mr. Damani served as Vice President of Pharmaceutical Technologies at Adare Pharmaceuticals.

Anders Forsell	Chief Financial Officer	Mr. Forsell has served as Chief Financial Officer of Parent since January 2024. Prior to joining Parent, Mr. Forsell served as Chief Financial Officer of Ottliite Technology from February 2017 until December 2023.

Dan Dobry	Chief Strategy Officer	Mr. Dobry has served as Chief Strategy Officer at Parent since July 2022. Prior to joining Parent, Mr. Dobry founded Bend Bioscience in June 2021. Between June 2020 and June 2021, Mr. Dobry served as Head of Commercial Development, Small Molecule Drug Product, at Lonza, and, from January 2018 until June 2020 served as Director, Commercial Development, Dosage Forms and Delivery Systems, at Lonza.

Vern Davenport	Board Member	Mr. Davenport has been an owner and partner at QHP Capital, L.P. since March 2021. From February 2017 until March 2021, he was a partner at NovaQuest Private Equity.

Frank Leo	Board Member	Mr. Leo is a retired pharmaceutical services executive. He currently serves as an executive operating advisor at QHP Capital, L.P.

Nailesh Bhatt	Board Member	Mr. Bhatt has served as chief executive officer of VGYAAN Pharmaceuticals LLC since January 2018.

Jeff Edwards	Board Member	Mr. Edwards has been an owner and partner at QHP Capital, L.P. since March 2021. From August 2015 until March 2021, he was a partner at NovaQuest Private Equity.

Jonathan Jonas	Board Member	Mr. Jonas oversees JV Investment Partners’ diversified investment portfolio and has been in this position during the past 12 years.

Rick Schindewolf	Board Member	Mr. Schindewolf has served as Chief Financial Officer of SiO2 Materials Science since January 2024. After serving as Chief Financial Officer of Leiters from February 2019 until March 2023, he briefly retired before starting his position at SiO2 Materials Science.

NQ PE I GP

The name current principal occupation or employment and material occupations, positions, offices or employment of each director and executive officer of NQ PE I GP are set forth below. Mr. Ernest Gerald Brown is a citizen of the United Kingdom.

Name	Position at Parent	Current Principal Occupation or Employment and 5-Year Employment History

Vern Davenport	Board Member and Vice President	Mr. Davenport has been an owner and partner at QHP Capital, L.P. since March 2021. From February 2017 until March 2021, he was a partner at NovaQuest Private Equity.

Michael Sorensen	Board Member and Vice President	Mr. Sorensen has been a partner at QHP Capital, L.P. since March 2021. From 2016 until April 2021, he was a partner at NovaQuest Private Equity.

Jeff Edwards	Board Member	Mr. Edwards has been an owner and partner at QHP Capital, L.P. since March 2021. From August 2015 until March 2021, he was a partner at NovaQuest Private Equity.

Ashton Poole	Board Member	Mr. Poole has been an owner and partner at QHP Capital, L.P. since March 2021. From December 2019 until March 2021, he was a partner at NovaQuest Private Equity.

Ernest Gerald Brown	Board Member	During the past five years, Mr. Brown’s principal occupation has been serving on the boards of directors of companies.

The Depositary and Paying Agent for the Offer is:

Broadridge Corporate Issuer Solutions, LLC

Mail or deliver the Letter of Transmittal to:

If delivering by mail:	If delivering by express mail, courier, or other expedited service:

Broadridge, Inc. Attention: BCIS Re-Organization Dept. P.O. Box 1317 Brentwood, NY 11717-0718	Broadridge, Inc. Attention: BCIS IWS 51 Mercedes Way Edgewood, NY 11717

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Shareholders Call (Toll-Free): (866) 342-4883

Banks and Brokers Call: (212) 269-5550

Email: SCTL@dfking.com